

GOLDEN ENTERPRISES, INC.

2010
ANNUAL REPORT

FOR THE FISCAL YEAR ENDED MA



GOLDEN FLAKE
ORIGINAL
DELICIOUS TASTE OF STONE GROUND CORN!
Maizetos
TORTILLA CHIPS
GOLDEN FLAKE
The South's Original Potato Chip
Dill Pickle
Flavored
THIN & CRISPY
NET WT. 5 OZ.
GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY
GOLDEN FLAKE
The South's Original Potato Chip
DIP STYLE

A GREAT SUCCESS STORY

JOHN S. STEIN



Many have served our Company with long careers... John Stein, with his 49 years of service, has been a leader with positive influence on our consumers, customers, employees, and shareholders through his understanding, guidance, and commitment to this organization.

An Auburn University graduate, and a Naval officer, John Stein joined Golden Flake in 1961, as a route salesman and opened our first sales territory outside of the state of Alabama. This was the beginning to a "Success Story Career" that carried him through the ranks to President (1976-1991), Chief Executive Officer (1991-2001) and Board Chairman (1996-2010), which he served until his retirement.

During this period Golden Flake grew product offerings, geographic coverage and plant capacity. All along the way, John developed employees, who he would say "make the difference". He earned deep respect as a person and as an officer of our Company with his industry knowledge, vast experience, and passion for Golden Flake.

When asked what makes Golden Flake special, John said, "making happy memories and sharing good times with the people who matter most in your life is what Golden Flake is all about". That being said, we are honored to have John as part of our memories and good times at Golden Flake.


GOLDEN FLAKE
Quality
Quality
Quality






GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY

OPEN GOLDEN FLAKE

At Golden Flake, innovation and dedication to quality are essential ingredients to our success. It is our goal to provide exciting new products that taste great and offer great value, a tradition that has made Golden Flake a brand Southern consumers know and trust.

OPEN QUALITY



At Golden Flake, quality is a commitment. It begins with our people and continues through our process, and into every ingredient of each of our delicious snacks! With this basic foundation, our employees in manufacturing, transportation and sales are proud to serve our customers a truly delicious snack.

OPEN FLAVOR



In the South, flavor is important. When you choose Golden Flake, you will experience only the best flavors found in each and every one of our Southern made snacks! We strive to offer new and exciting flavors with a lineup of potato chips, cheese curls, cheese puffs, pork skins, tortilla chips, puffed corn and our newly reformulated Onion Os! From traditional favorites like Sour Cream & Onion to delectable Dill Pickle, to our bold Sweet Heat BBQ, there is nothing like Golden Flake. You can't fool people in the South when it comes to taste and that is why Golden Flake is a regional favorite!





OPEN VALUE



Often misunderstood, value is a measure of the enjoyment realized from a purchased product and at Golden Flake that is important. In today's environment, the emphasis on value is more important than ever before! We continue to work hard to ensure that the equation is not compromised but over delivered. Our consumers, both veterans and newly engaged, are confident when they select Golden Flake they will get the satisfaction and comfort of snacking happily!

OPEN TRADITION



From the humble beginning in the basement of a Hill's Grocery Store in 1923 until today, traditions are the building blocks and foundation that strengthen our company. As Golden Flake moves forward, we continue our mission, "Consistently satisfying the expectations of our customers, consumers, employees and stockholders by producing and selling quality snacks!" Continuing established traditions, along with creating new ones strengthen Golden Flake as a company, and as a family.



To Our Stockholders

I am pleased to report that Golden Enterprises was able to build on the momentum from last year and your team delivered the best financial results since 1995. The fiscal year ended May 28, 2010 resulted in net income of $4.2 million ($.36 per share) compared to net income of $2.0 million ($.17 per share) for fiscal year ended May 29, 2009.

Net sales increased by 5.0% in fiscal year 2010 while the cost of sales as a percentage of net sales dropped from 52.8% to 51.3%. Selling, general and administrative expenses also showed a decrease from 45.3% of net sales to 44.0% of net sales. These factors resulted in an increase of $3.7 million in operating income from 2009 to 2010.

The Company realized increased operating income due to a combination of lower commodity costs, operating efficiencies and an increase in market penetration. In this period of economic uncertainty we have been able to show these positive results through strategic initiatives we have made over the past several years.

This past year the Company invested nearly $9.5 million in capital improvements. These improvements include the completion of our cutting edge Process Water Treatment facility which disposes of production process water in an environmentally friendly way and has resulted in lower utility costs. The Company purchased new route handheld computers with a new custom software package that has increased productivity in the field and in our business office. Also, we completed a move of our Pork Skin department which has resulted in increased manufacturing efficiencies and has added much needed production capacity.

On July 22, 2010, our long-time Chairman of the Board, John S. Stein, announced his retirement after 49 years of service to the Company. Also, after 26 years, James I. Rotenstreich announced his retirement from the Board. In their honor, the Board of Directors of Golden Enterprises named Mr. Stein, Chairman Emeritus and Mr. Rotenstreich, Director Emeritus. John and Jim, we are grateful for your many years of dedicated service to our Company. Paul R. Bates, David A. Jones, William B. Morton, Jr. and John S. Stein III were elected to serve on the Board of Golden Enterprises. These new members are a great addition to your Board of Directors. This past year has seen many changes, but one thing is for certain, Golden Flake will always focus its efforts on satisfying the expectations of our consumers, customers, employees and shareholders by producing and selling quality snacks.

We invite you to our annual meeting of stockholders to be held at our Birmingham headquarters on September 22, 2010 at 11:00 A.M. Central Daylight Time.

Mark W. McCutcheon
Chairman of the Board, President and Chief Executive Officer

The South's Original Potato Chip®


GOLDEN FLAKE
The South's Original Potato Chip
DIP STYLE
GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY


GOLDEN FLAKE




GOLDEN FLAKE
The South's Original Potato Chip
DIP STYLE

Golden Flake is "The South's Original Potato Chip"®.


GOLDEN FLAKE
SWEET HEAT
BARBECUE
HOT
THIN & CRISPY
DILL PICKLE
THIN & CRISPY


GOLDEN FLAKE


Tostados


Maizetos
TORTILLA CHIPS

COMPANY PROFILE

Who We Are:

Golden Flake Snack Foods, Inc. (NASDAQ: GLDC), manufactures and distributes a full line of snack food items. Golden Flake's brands include: Golden Flake, Tostados™ and Maizetos™.

Office Headquarters:

Birmingham, Alabama - Founded in 1923.

Employees:

Golden Flake employs approximately 850 people who are involved in route sales and sales supervision, production and production supervision, administrative and management personnel.

What We Sell:

Golden Flake sells a full line of potato chips, pork skins, tortilla chips, corn chips, cheese puffs, cheese curls, onion rings and puff corn. We also offer cookie items, salsas and dips, pretzels, cracker sandwiches, dried meat snacks and nuts.

Manufacturing Plants:

Birmingham, AL: This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. Ocala, FL: This plant consists of approximately 100,000 square feet of manufacturing space.


GOLDEN FLAKE
SWEET HEAT
BARBECUE
THIN & CRISPY


GOLDEN FLAKE
BUTTER
PUFF CORN

Distribution Warehouses:

Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Knoxville and Memphis, Tennessee; Decatur and Macon, Georgia; Panama City, Tallahassee and Pensacola, Florida; and New Orleans, Louisiana.


Illinois
Indiana
Missouri
Kentucky
North Carolina
Tennessee
Oklahoma
Arkansas
South Carolina
Alabama
Georgia
Mississippi
Texas
Louisiana
Florida
Years in Area
Over 30 Years
11-30 Years
0-10 Years
Manufacturing Plants

Vehicles:

Golden Flake owns a fleet of vehicles which includes route trucks, tractors, trailers, cars and miscellaneous vehicles.

Distribution Footprint:

Golden Flake products are distributed to 12 states and also available for purchase online. Our distribution footprint has grown and solidified over the past year with new distributors located in the northern and southern parts of Texas, as well as South Carolina.


Tostados
100% WHITE CORN TORTILLA
RESTAURANT STYLE
Maizetos
TORTILLA CHIPS
Salsa


GOLDEN FLAKE
PRETZEL
MINIS
Original Thin Style
GOLDEN FLAKE
HOT
CURLS
SUPER SPICY SNACK

WHAT'S NEW?

New products for 2009-2010 included the introduction of Dipper Tortilla Chips, Hot Curls, Pretzel Minis, Jalapeño Wavy Potato Chips, and Pork Crackin Multi Pack. Existing packaging for Onion Os, and Tostados™ Tortilla Chips were updated with fresh designs. In addition to the new items and packaging changes, several old favorites were resized for line extensions in C-stores and supermarkets.


GOLDEN FLAKE
NEW RECIPE!
Onion Os
$2.00
GOLDEN FLAKE
HEARTY
Dipper
Tortilla Chips
MORE CHIP TO HOLD TH
GOLDEN FLAKE
MILD
Salsa
RESTAURANT STYLE

New Items of 2010
- Dipper Tortilla Chips
- Hot Curls
- Pretzel Minis
- Jalapeño Wavy Potato Chips
- Pork Cracklin Strips Multi Pack


Proud Member of:
BUY ALABAMA'S BEST
Made in Alabama since 1923!
GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY


Let the Celebration Begin!
Tostados
RESTAURANT STYLE
GOLDEN FLAKE
DIP STYLE
Save 55¢ Off


$2.00
GOLDEN FLAKE
HEARTY
Dipper
Tortilla Chips
MORE CHIP TO HOLD TH
Salsa
Tailgating Tradition!
GOLDEN FLAKE
Great Snacks Since 1923
WWW.GOLDENFLAKE.COM


2009
NATIONAL
CHAMPIONS
ALABAMA CRIMSON TIDE
GOLDEN FLAKE
Limited Edition

Advertising for 2009-2010 included football and patriotic FSI's featured throughout the Southeast with a circulation of over 4 million, full color ads in southern lifestyle magazines and a limited edition 2009 National Champions Alabama Crimson Tide collector's tin.


GOLDEN FLAKE
DIP STYLE

GOLDEN FLAKE
SWEET HEAT
BARBECUE

GOLDEN FLAKE
THIN & CRISPY

GOLDEN FLAKE
DILL PICKLE
THIN & CRISPY

CONDENSED FINANCIAL STATEMENTS

	2010	2009
Net Sales	$128,441,457	$122,168,626
Pre-Tax Income	$6,823,454	$3,348,173
Net Income	$4,209,038	$1,990,100
Net Income Per Share	$0.36	$0.17
Total Assets	$42,743,360	$36,404,976
Total Liabilities	$20,596,007	$16,997,079
Shareholders' Equity	$22,147,353	$19,407,897

NET INCOME ($ MILLIONS)


0.3
1.2
1.1
2.0
4.2
06
07
08
09
10

NET SALES ($ MILLIONS)


106.5
110.8
113.4
122.2
128.4
06
07
08
09
10

BASIC AND DILUTED EARNINGS PER SHARE ($)


0.02
0.10
0.10
0.17
0.36
06
07
08
09
10

TOTAL ASSETS ($ MILLIONS)


33.7
33.3
32.2
36.4
42.7
06
07
08
09
10

SHAREHOLDERS EQUITY ($ MILLIONS)


19.7
19.5
19.0
19.4
22.1
06
07
08
09
10

RETURN ON EQUITY (%)


1.4
6.2
5.9
10.3
19.0
06
07
08
09
10

MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARY

DIRECTORS OF GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky	Chairman of SYB, Inc.
Paul R. Bates	Executive Vice-President of Golden Flake Snack Foods, Inc.
David A. Jones	Executive Vice-President of Golden Flake Snack Foods, Inc.
Mark W. McCutcheon	Chairman of the Board, President and Chief Executive Officer of Golden Enterprises, Inc.
John P. McKleroy, Jr.	Partner, Spain & Gillon, Counsel for the Company
William B. Morton, Jr.	President of Robins & Morton
J. Wallace Nall, Jr.	President of Nall Development Corporation
Edward R. Pascoe	Retired, Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate	Retired, President and Chief Operations Officer of Golden Enterprises, Inc.
John S.P. Samford	President of Samford Capital Corporation
John S. Stein III	Chairman and Chief Executive Officer of National Alabama Corporation

DIRECTORS EMERITUS OF GOLDEN ENTERPRISES, INC.

James I. Rotenstreich	Chairman and Chief Executive Officer of JHF Holdings, Inc.
John S. Stein	Retired, Chairman of the Board of Golden Enterprises, Inc.

OFFICERS OF GOLDEN ENTERPRISES, INC.

Mark W. McCutcheon	Chairman of the Board, President and Chief Executive Officer
Patty Townsend	Chief Financial Officer, Vice-President and Secretary

OFFICERS OF GOLDEN FLAKE SNACK FOODS, INC.

Mark W. McCutcheon	President and Treasurer
Paul R. Bates	Executive Vice-President
David A. Jones	Executive Vice-President
Jim Harrington, Jr.	Controller

COUNSEL

Spain & Gillon, L.L.C.
Birmingham, Alabama

AUDITORS

Dudley, Hopton-Jones, Sims & Freeman PLLP

REGISTRAR & TRANSFER AGENT

The Bank of New York
Shareholder Relations Dept. - 11E
P.O. Box 11258
Church Street Station
New York, New York 10286
1-800-524-4458

PROXY

GOLDEN ENTERPRISES, INC.
One Golden Flake Drive
Birmingham, Alabama 35205

Annual Meeting of Stockholders
September 22, 2010

This Proxy is Solicited on Behalf of the Board of Directors.

The undersigned, having received the notice of Golden Enterprises, Inc. Annual Shareholders Meeting and accompanying Proxy Statement, hereby appoints Mark W. McCutcheon and Patty Townsend as Proxies, each with the power to appoint a substitute, and hereby authorizes them to represent and to vote as designated below, all the shares of common stock of Golden Enterprises, Inc. held of record by the undersigned on July 30, 2010 at the annual meeting of stockholders to be held on September 22, 2010 and at any adjournment thereof.

	For All	Withhold All	For All Except
To elect eleven nominees, namely: Joann Bashinsky, Paul R. Bates, David A. Jones, Mark W. McCutcheon, John P. McKleroy, Jr., William B. Morton, Jr., J. Wallace Nall, Jr., Edward R. Pascoe, F. Wayne Pate, John S. P. Samford, John S. Stein III, as Directors of Golden Enterprises, Inc.	☐	☐	☐

To withhold authority to vote for any individual nominee, mark "For All Except" and write the nominee's name here. Nominee exception(s)____________________________________

Should any of the persons listed as nominees above be unable to serve, or for good cause will not serve, the Proxies are authorized within their discretion to vote for a substitute nominee or nominees proposed by the Board of Directors.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting, and at any adjourment thereof.

(Continued on back)

This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted for the election of directors.

The Board of Directors knows of no other matters that may properly be, or which are likely to be brought before the meeting. However, if any other matters are properly brought before the meeting, the persons named in the proxy or their substitutes will vote in accordance with their best judgement on such matters.

The undersigned acknowledges receipt with this Proxy of a copy of the Notice of Annual Meeting and Proxy Statement dated September 1, 2010, and the 2010 Annual Report to Stockholders.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

______________________________,2010

____

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

____

Signature if held jointly



GOLDEN ENTERPRISES, INC.
One Golden Flake Drive
Birmingham, Alabama 35205

NOTICE OF ANNUAL MEETING

Notice Is Hereby Given that the Annual Meeting of the Stockholders of Golden Enterprises, Inc., (the "Company") a Delaware Corporation, will be held at the general offices of the Company, at One Golden Flake Drive, Birmingham, Alabama on September 22, 2010, at 11:00 A.M., Birmingham time, for the following purposes:

1. To elect a Board of Directors.

2. To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on July 30, 2010, are entitled to notice of and to vote at the meeting. All Stockholders are cordially invited to attend the meeting.

By Order of the Board of Directors

Mark W. McCutcheon
Chairman

Birmingham, Alabama
September 1, 2010

HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES MUST BE PRESENT EITHER IN PERSON OR BY PROXY IN ORDER TO HOLD THE MEETING. TO INSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ACCOMPANYING ENVELOPE. IF YOU ARE ABLE TO ATTEND THE MEETING, YOU MAY REVOKE THE PROXY AND VOTE YOUR SHARES PERSONALLY AT ANY TIME BEFORE THE PROXY IS EXERCISED.

PROXY STATEMENT

GENERAL

The annual meeting of the stockholders of Golden Enterprises, Inc. (the "Company") will be held at the general offices of the Company, at One Golden Flake Drive, Birmingham, Alabama on September 22, 2010, at 11:00 A.M. All holders of record of common stock as of July 30, 2010, will be entitled to vote at the meeting and any adjournment thereof.

The purpose of this proxy solicitation is to enable those stockholders who will be unable to personally attend the meeting to vote their stock.

Important Notice Regarding Availability of Proxy Materials for Shareholder Meeting to be Held on September 22, 2010: This Proxy Statement, Proxy Card, the Annual Report to Stockholders and Form 10-K are available on line at www.goldenflake.com/financial.html.

PERSONS MAKING THE SOLICITATION

This proxy is solicited on behalf of the Board of Directors of Golden Enterprises, Inc. The cost of solicitation will be paid by the Company and will include reimbursement paid to brokerage firms and others for their expenses in forwarding solicitation material regarding the meeting to beneficial owners. In addition to solicitation by mail, officers and regular employees of the Company may solicit proxies by telephone, email, or personal interview at no additional compensation.

SECURITY HOLDERS ENTITLED TO VOTE

Holders of shares of common stock of the Company of record at the close of business on July 30, 2010, will be entitled to vote at the Annual Meeting and at any and all adjournments thereof. Each share of common stock entitles its owner to one vote. The number of shares of common stock of the Company (exclusive of treasury shares) outstanding at the close of business on July 30, 2010 was 11,734,632 shares.

Stockholders who execute proxies retain the right to revoke them at any time before they are voted. If the enclosed proxy is properly signed and returned to the Company and not so revoked, the shares represented thereby will be voted in accordance with its terms.

If your shares are held in street name (which means they are held of record by a broker), you must instruct your broker how to vote the shares, or your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. Due to a recent change in the rules governing brokers, they no longer have discretionary authority to vote for the election of Directors without instructions from the beneficial owner. Accordingly, if your shares are held in street name, it is particularly important that you instruct your broker how you wish to vote your shares for the election of Directors at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At July 30, 2010, SYB, Inc. and the Estate of Sloan Y. Bashinsky, Sr., deceased, were the only persons known by the Company who beneficially owned more than 5% of the outstanding voting securities of the Company. The following table sets forth the number of shares of common stock of the Company beneficially owned by these persons.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
	Direct	Indirect	
SYB, Inc. 3432 Briarcliff Road East Birmingham, Alabama 35223	5,283,128	-0-	45.0%
The Estate of Sloan Y. Bashinsky, Sr. 2117 Second Avenue N. Birmingham, Alabama 35203 (2)	1,014,500	-0-	8.6%

(1) An indirect beneficial owner as this term is interpreted by the Securities and Exchange Commission (SEC) includes any person who has or shares the (1) voting power which includes the power to vote or to direct the voting of such security, and/or (2) investment power which includes the power to dispose, or to direct the disposition of such security.

(2) On August 9, 2010, pursuant to the terms of the Last Will and Testament of Sloan Y. Bashinsky, Sr., the Estate distributed 414,221 shares of Company stock to Joann F. Bashinsky and 600,279 shares of Company stock to the Marital Testamentary Trust. The Marital Testamentary Trust owns 5.1% of the Company stock after the transfer.

Security Ownership of Management

The following table shows the shares of common stock of Golden Enterprises, Inc., beneficially owned, directly or indirectly, by each Director and Nominee for Director and all Directors and Officers of the Company as a group at July 30, 2010:

Name	Amount and Nature of Beneficial Ownership (1)				Percent of Class
	Direct		Indirect		
J. Wallace Nall, Jr.	-0-		196,000	(2) (5)	1.7%
F. Wayne Pate	141,993		32	(2) (6)	1.2%
Edward R. Pascoe	25,000		-0-		*
John P. McKleroy, Jr. (a) (b) (c)	40,000	(3)	-0-	(2)	*
John S. P. Samford	1,666		-0-		*
Joann F. Bashinsky (d) (e)	12,704		-0-	(2)	*
Mark W. McCutcheon	4,455		-0-	(2) (4)	*
William B. Morton, Jr.	-0-		-0-		*
John S. Stein, III	-0-		-0-		
Randy Bates	4,634		-0-	(2)	
David Jones	996		-0-	(2)	*
Patty Townsend	-0-		-0-	(2) (4)	*
All Directors and Officers as a group	231,448		196,032		3.64%

*Less than one percent of class

(1) An indirect beneficial owner as this term is interpreted by the Securities and Exchange Commission (SEC) includes any person who has or shares the (1) voting power which includes the power to vote or to direct the voting of such security, and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) Each designated director is a member of the Voting Committee created under the Will and Marital Testamentary Trust and under the SYB, Inc. Common Stock Trust of Sloan Y. Bashinsky, Sr. ("Bashinsky"). As a member of the Voting Committee, each designated director participates in the vote of the shares of common stock of the Company owned by SYB, Inc. (5,283,128 shares) and by the Estate/Marital Testamentary Trust of Mr. Bashinsky (1,014,500 shares). Patty Townsend, an officer of the Company, is also a member of the Voting Committee. The decision of the majority of the members of the Voting Committee governs how the stock is voted. The members of the Voting Committee do not possess and specifically disclaim any beneficial ownership of the shares owned by SYB, Inc. and the Estate/Marital Testamentary Trust of Bashinsky.

(3) Includes 33,490 shares held by a 401(k) profit sharing plan and personal IRA account for the benefit of John P. McKleroy, Jr.

(4) Does not include any portion of 571,033 shares of common stock of the Company which are owned by New York Life Insurance Company, as Trustee of the Golden Enterprises, Inc. and subsidiaries Employee Stock Ownership Plan. Mark W. McCutcheon and Patty Townsend are members of the Plan's administrative committee and exercise the voting power of the shares and each disclaims any beneficial ownership of such shares with the exception of the following shares which are vested in their respective accounts as an employee-participant under the Plan: McCutcheon 3,441 and Townsend 800.

(5) Shares owned by Nall Development Corporation, a corporation of which J. Wallace Nall, Jr. is a Director and President. For SEC reporting purposes, Mr. Nall is deemed the beneficial owner of such shares. Except for SEC reporting purposes, Mr. Nall disclaims beneficial ownership of such shares.

(6) Includes 32 shares owned by the wife of F. Wayne Pate.

(a) Mr. McKleroy is a Director and Secretary of SYB, Inc. which owns 5,283,128 shares of the Company's stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(b) Mr. McKleroy is a Director and officer of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(c) Mr. McKleroy is designated under the Will of Sloan Y. Bashinsky, Sr., deceased, as a Co-Personal Representative/Co-Trustee of his Estate and Marital Testamentary Trust. The Estate and Marital Testamentary Trust own 1,014,500 shares of the Company stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(d) Mrs. Bashinsky is a Director, Chairman and CEO of SYB, Inc., which owns 5,283,128 shares of the Company's stock. Mrs. Bashinsky does not possess and specifically disclaims any beneficial ownership of these shares.

(e) Mrs. Bashinsky is a Director, Chairman and CEO of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mrs. Bashinsky does not possess and specifically disclaims any beneficial ownership of these shares.

Each Director has the sole voting and investment power of the shares directly owned by him/her.

Voting Control

Sloan Y. Bashinsky, Sr. died on August 2, 2005. At the time of Mr. Bashinsky's death, he beneficially owned 6,698,172 shares of common stock of the Company which constituted voting control of the Company. The stock beneficially owned by Mr. Bashinsky was registered in and held by the following entities:

SYB, Inc.	5,283,128 shares
SYB, Inc. as Trustee of the Sloan Y. Bashinsky, Sr. Trust dated February 16, 1982	1,000,000 shares
Bashinsky Foundation, Inc.	400,544 shares
Sloan Y. Bashinsky, Sr.	14,500 shares

As a result of Mr. Bashinsky's death, and the probate of his will on August 12, 2005, the 1,000,000 shares held in SYB, Inc. as Trustee and the 14,500 shares held in his name passed to his Estate/Marital Testamentary Trust created under his Will. On August 9, 2010, the Personal Representatives of Mr. Bashinsky's Estate distributed 414,221 shares of Company stock to Joann F. Bashinsky and 600,279 shares of Company stock to the Marital Testamentary Trust pursuant to the terms of the Will. SYB, Inc. continues to own the 5,283,128 shares and the Bashinsky Foundation, Inc. continues to own the 400,544 shares.

Joann F. Bashinsky and John P. McKleroy, Jr., Directors of the Company, each serves as a Director and officer of Bashinsky Foundation, Inc. The stock of the Company owned by Bashinsky Foundation, Inc. is voted by its board of directors and is not subject to the Voting Committee, as described below.

Joann F. Bashinsky and John P. McKleroy, Jr., Directors of the Company, each serves as a director and officer of SYB, Inc. The voting stock of SYB, Inc. is vested in the SYB, Inc. Common Stock Trust and John P. McKleroy, Jr. serves as a Co-Trustee of this Trust.

John P. McKleroy, Jr. is designated under Mr. Bashinsky's Will as Co-Personal Representative of his Estate and as Co-Trustee of his Marital Testamentary Trust ("Marital Testamentary Trust").(1)

(1) John S. Stein, Jr., previous Chairman of the Board, who resigned/retired from the Board on July 22, 2010, is also a Co-Personal Representative of the Estate and Co-Trustee of the Marital Testamentary Trust.

Mr. Bashinsky's Will and the SYB, Inc. Common Stock Trust provide that shares of the Company held by SYB, Inc. and his Estate/Marital Testamentary Trust, along with the voting shares of SYB, Inc. shall be voted by a committee made up of members of the Board of Directors of Golden Enterprises, Inc. and one member designated by his Estate Personal Representatives/Trustees ("Voting Committee"). Consequently, as of the date of this Proxy Statement, the 5,283,128 shares of the Company stock held by SYB, Inc. and the 600,279 shares of the Company stock held by Mr. Bashinsky's Marital Testamentary Trust, all of which constitute a majority of the stock of the Company, are voted by the Voting Committee. The Voting Committee presently consists of J. Wallace Nall Jr., F. Wayne Pate, John P. McKleroy, Jr., Joann F. Bashinsky, Mark W. McCutcheon, Paul R. Bates and David A. Jones all directors of the Company, along with Patty Townsend, an officer of the Company. The decision of a majority of the members of the Voting Committee governs how the stock is voted.

The Voting Committee will continue to vote the Company stock owned by SYB, Inc. (5,283,128 shares) and by the Marital Testamentary Trust (600,279 shares), respectively, until the SYB, Inc. Common Stock Trust and the Testamentary Trust terminate. The Testamentary Trust will terminate upon the death of Joann F. Bashinsky and the SYB, Inc. Common Stock Trust will terminate upon the earliest to occur of the following dates: (i) in the event the Company should be sold, five (5) years from the date of the sale of the Company, or (ii) December 31, 2020.

Upon termination of the SYB, Inc. Common Stock Trust, the assets of the Trust will be distributed generally to Sloan Y. Bashinsky, Sr.'s descendants and control of the Company stock held by SYB, Inc. (5,283,128 shares) will transfer to these trust beneficiaries and the Voting Committee will cease to vote these shares. Upon termination of the Testamentary Trust, the Company stock held by the Testamentary Trust will transfer to various charitable organizations and the Voting Committee will cease to vote these shares.

Due to the transfer of shares of Golden Enterprises stock held by the Estate of Sloan Y. Bashinsky, Sr. to the Marital Testamentary Trust created by the Last Will and Testament of Sloan Y. Bashinsky, Sr. and Joann F. Bashinsky on August 9, 2010, SYB, Inc., the SYB, Inc. Common Stock Trust, the Voting Committee and Mrs. Bashinsky have filed an amended Schedule 13D and the Company remains classified as a "controlled company." SYB, Inc., the Marital Testamentary Trust and Joann F. Bashinsky as a group own 53.8% of the common stock of the company.

ELECTION OF DIRECTORS

At the Annual Meeting, eleven Directors are to be elected, each to hold office until the next Annual Meeting of Stockholders, or until a successor has been elected and qualified. All nominees are presently members of the Board of Directors. Seven of the nominees were elected to the Board by vote of the stockholders at the last annual meeting and four nominees were elected by the Board of Directors on July 22, 2010. At the July 22, 2010 meeting, two of the nominees John S. Stein, III and William B. Morton, Jr. were elected to fill the vacancies on the Board created by the resignations/retirements of John S. Stein Jr. and James I. Rotenstreich who resigned on that date. Additionally, the Board expanded the number of Directors from nine to eleven and Paul R. Bates and David A. Jones were elected to fill these new vacancies. The Board determined that it was in the best interest of the Company and its shareholders to expand the Board so that qualified independent and key non-independent Directors would be added to the Board.

Shares represented by your proxy will be voted in accordance with your direction as to the election as directors of the persons hereinafter listed as nominees. In the absence of clear direction, otherwise the shares represented by your proxy will be voted FOR such election. Should any of the persons listed as nominees become unavailable as a nominee for election, it is intended that the shares represented by your proxy will be voted for the balance of those named and for a substitute nominee or nominees proposed by the Board of Directors unless the Board reduces the number of directors, but the Board knows of no reason to anticipate that this will occur. Proxies can not be voted for a greater number of persons than the number of nominees named.

The Board has established certain attributes that it seeks in identifying candidates/nominees for Director. In particular, the Board desires individuals who have very high integrity, business and financial experience and deep, genuine interests in the Company. In considering candidates for Director, the Board considers the entirety of each candidate's credentials in the context of these attributes. In the judgment of the Company's Board as a whole, each of the following nominees possesses such attributes.

The following table shows the names of the nominees for election as directors, their respective ages as of July 30, 2010, the principal occupation, business experience, other directorships held by such nominees, qualifications and skills considered by the Board and the period during which such nominees have served as directors of the Company.

Name and Age	Principal Occupation Business Experiences and Other Directorships	Director Since
Mark W. McCutcheon, 55	Mr. McCutcheon is Chairman of the Board, Chief Executive Officer, and President of the Company and President of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of the Company. He has served as President and Chief Executive officer of the Company since April 4, 2001 and as President of Golden Flake since November 1, 1998. He was elected Chairman of the Board on July 22, 2010. He has been employed by Golden Flake since 1980.	1999
	The Company benefits from Mr. McCutcheon's experience with the Company as President and CEO of the Company, President of Golden Flake Snack Foods, Inc. and his extensive experience in the snack foods industry and with the Company, along with Mr. McCutcheon's positive management style and operation of the Company.	
Edward R. Pascoe, 73	Mr. Pascoe is retired Chairman of the Board of Steel City Bolt & Screw, Inc. (formerly Coosa Acquisition, Inc.) which, in 1995, acquired the bolt and special fastener business owned by the Company. He served as President of Steel City Bolt & Screw, Inc. and Nall & Associates, Inc., which were wholly-owned subsidiaries of the Company, from 1972 and 1973, respectively, until 1995.	1971
	Mr. Pascoe has significant experience as a Director of the Company and Golden Flake Snack Foods, Inc. and	

	the Company benefits from this experience, his experience as President of former subsidiaries of the Company and Mr. Pascoe's service on the Audit Committee for seven years.	
John P. McKleroy, Jr., 66	Mr. McKleroy is an attorney and member with Spain & Gillon, L.L.C., and general counsel for the Company. He has practiced law with this firm since 1968. The Company benefits from Mr. McKleroy's experience and expertise as an attorney, his long-term representation and knowledge of the Company and its subsidiaries and his long service to the Company as a Director.	1976
John S. P. Samford, 60	Mr. Samford is President and sole owner of Samford Capital Corporation, an investment holding company which he formed in 1989. Mr. Samford's qualifications and skills include his knowledge and experience with investments, his knowledge and ability to review financial information of public companies, his long service to the Company as a Director and his service on the Audit Committee since 1989.	1984
J. Wallace Nall, Jr., 70	Mr. Nall is President of Nall Development Corporation and a General Partner of Nall Partnership, Ltd. He has held these positions since 1981. Nall Development Corporation is an investment holding company and Nall Partnership, Ltd. is a real estate investment and development company. The Company benefits from Mr. Nall's real estate investment and financial experience, along with Mr. Nall's knowledge of the history of the Company, his long service as a Company Director and Chairperson of the Compensation Committee.	1991
F. Wayne Pate, 75	Mr. Pate retired as President of the Company on May 31, 2000. He served as President from November 1, 1998 until retirement. He also served as President of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of the Company from September 20, 1991, to November 1, 1998. Mr. Pate's knowledge of the Company which he acquired as past President of the Company and Golden Flake Snack Foods, Inc., his over forty years of service as an employee and/or Director of Golden Flake Snack Foods, Inc. and his overall knowledge of the snack food industry are of a great benefit to the Company.	1992
Joann F. Bashinsky, 78	Mrs. Bashinsky is Chairman and CEO of SYB, Inc., an investment holding company, which is a principal	1996

	owner of the Company. Mrs. Bashinsky served as Vice President of SYB, Inc. from 1981 until August 8, 2005, at which time she was elected Chairman and CEO. Mrs. Bashinsky also serves as Chairman and CEO of Bashinsky Foundation, Inc., a private charitable foundation. The Company benefits from Mrs. Bashinsky's knowledge of and long service to the Company, her service as a Director of Golden Flake Snack Foods, Inc., along with the important knowledge she possesses of the Company's operations and history.	
John S. Stein III, 45	Mr. Stein is currently Chairman and CEO of National Alabama Corporation, a railcar manufacturer located in northwest Alabama. From 2001 to 2009, Mr. Stein served as CEO of IntraMicron, Inc., a technology research, development and deployment company. He is a founder and principal (since 2001) of Fidelis Capital, an SEC registered investment advisor based in Birmingham, Alabama. From 1996 to 1998, Mr. Stein co-founded and was Co-Managing Partner of Petra Capital LLC, a private subordinated debt fund based in Nashville providing growth capital to small businesses. Mr. Stein also serves as a member of the Board of Directors of Wise Metal Group, LLC, the world's third leading producer of aluminum can containers for the beverage and food industries. Mr. Stein was nominated to serve as a Director due to his business and financial background, experience in the investment banking industry, his expertise and insight as a CEO of other companies, his current directorship experience and his knowledge of the Company.	2010
William B. Morton, Jr., 46	Mr. Morton is currently CEO and President (since 2002) of Robins & Morton, a general contracting company based in Birmingham, Alabama with significant capabilities in the latest construction technology and project management techniques. He has been with Robins & Morton since 1988. Mr. Morton worked as a Field Engineer, Assistant Superintendent and Project Manager on projects throughout the country. Mr. Morton also worked in various management positions in the company's home office prior to being named President and assuming day-to-day leadership. Mr. Morton was nominated to serve as a Director due to his business background in working in a number of different management positions, his financial knowledge and the experience and insight he brings to the Company as the CEO and President of a company that operates throughout the United States.	2010

Paul R. Bates, 56	Mr. Bates, since 1998, has served as Executive Vice President of Sales and Marketing for Golden Flake Snack Foods, Inc. He joined Golden Flake in 1979 as a route salesperson in Birmingham. He has also been a Divisional Manager in New Orleans, Region Manager in Nashville, Sales Manager, and Vice President of Sales for Golden Flake Snack Foods, Inc. Mr. Bates' long and extensive history with the Company from route salesman to Executive Vice President of Sales and Marketing and Director of Golden Flake Snack Foods, Inc., along with his extensive knowledge of sales and marketing in the snack foods industry is of substantial value and benefit to the Company.	2010
David A. Jones, 58	Mr. Jones, since 2002, has served as Executive Vice President of Operations for Golden Flake Snack Foods, Inc. He joined Golden Flake in 1984 as a Department Manager of Corn and Tortilla Chips. He was the Manager of the Nashville manufacturing plant, Plant Manager of the Birmingham facility, and Vice President of Manufacturing for Golden Flake Snack Foods, Inc. Mr. Jones has an extensive history with the Company and the manufacturing of the Company's snack foods. Mr. Jones also serves as a Director of Golden Flake Snack Foods, Inc. His knowledge of snack food manufacturing requirements/process and the Company's operations is a great benefit to the Company.	2010

CORPORATE GOVERNANCE

Controlled Company

The Company is deemed a "controlled company" because 53.8% of the Company's stock is owned (directly or indirectly) and/or voted by the control group (as previously described in "Voting Control" on pages 5 and 6) within the meaning of Listing Rule 5615 of the Corporate Governance Standards of the NASDAQ Stock Market, Inc. ("NASDAQ") on which the Company's shares are traded. Controlled companies are exempt from a number of NASDAQ corporate governance standards, including the requirement to have a majority of independent directors and the requirement to have director nominees selected by a nominating committee comprised of independent directors. Controlled companies are also exempt from the requirement to have the compensation of the company's officers determined by a compensation committee comprised of at least a majority of independent directors.

Director Independence

The Board has determined that Edward R. Pascoe, John S.P. Samford, John S. Stein, III and William B. Morton, Jr. are qualified as "Independent Directors" within the meaning of the director independence standards of the NASDAQ and the Securities and Exchange Commission ("SEC") under the Exchange Act of 1934. James I. Rotenstreich, who resigned/retired as a Director of the Company on July 22, 2010, had also been classified as an independent director for all of the fiscal year ended May 28, 2010. All other directors serve on the Voting Committee described in "Security Ownership of Management" and would not qualify as Independent Directors.

Meetings of Independent Directors

The Independent Directors meet in executive sessions (with no management directors or officers present) at least twice each year. The Independent Directors met two times in the fiscal year ending May 28, 2010.

Committees of the Board of Directors

The Board of Directors has a Compensation Committee, a Stock Option Committee and an Audit Committee. The Board of Directors has no standing Nominating Committee.

The Compensation Committee reviews the performance of the Executive Officers of the Company and the top executive officer of Golden Flake Snack Foods, Inc., a wholly-owned subsidiary, and recommends to the Board of Directors of the Company the appropriate compensation level and compensation and benefit programs of such officers. The Compensation Committee consists of John S.P. Samford, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. The Compensation Committee met once during fiscal year 2010. Since the Company qualifies under NASDAQ Listing/Corporate Governance Rules as a Controlled Company, the Compensation Committee is not required to meet the independence requirements of the listing standards of NASDAQ and the non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Exchange Act.

The Stock Option Committee has from time to time determined the key employees of the Company and its subsidiary to whom stock options and stock appreciation rights were granted under the Company's Long Term Incentive Plan. The Stock Option Committee consists of John S.P. Samford, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. The Stock Option Committee met once during fiscal year 2010.

The Audit Committee reviews the results of the annual audit and quarterly financial statements, selects and engages the independent accountants, assesses the adequacy of the Company's procedures in connection with financial controls and receives and considers the independent accountants' comments as to internal controls. The Audit Committee acts pursuant to a written charter, which is reviewed annually by the Board of Directors. John S.P. Samford, Chairman, Edward R. Pascoe, William B. Morton, Jr. and John S. Stein, III currently constitute the Audit Committee of the Board of Directors. James I. Rotenstreich, who resigned/retired as a Director of the Company on July 22, 2010, served as Chairman of the Audit Committee until his resignation. The Board of Directors has determined that all of the members of this committee qualify as independent directors under the current requirements of NASDAQ and the SEC. The Board of Directors has further determined that all of the members of this committee qualify as an "audit committee financial expert" under the rules and regulations of the SEC. The Audit Committee met four times during fiscal year 2010. See "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS".

Meetings of the Board of Directors and Committees

During the fiscal year ended May 28, 2010, there were four regular meetings of the Board of Directors. The Compensation Committee and the Stock Option Committee met once and the Audit Committee met four times during the fiscal year 2010. All directors attended all of the meetings of the Board and the Committees on which they served.

Compensation of Directors

During the fiscal year ended May 28, 2010, the Company paid each of its non-employee Directors a retainer of $300 per month and a fee of $2,000 for each regular Board meeting attended. The members of the Compensation Committee were each paid $2,000 for attending the Compensation Committee meeting and the members of the Audit Committee were paid $1,000 for each meeting attended.

Board Member Attendance at Annual Meetings

It is the policy of Golden Enterprises that each member of the Board shall make a reasonable effort to attend all meetings of the Board, applicable committee meetings and the Company's annual meeting of shareholders. All Directors attended the Annual Stockholders Meeting held last year.

Nomination of Directors

During the fiscal year ended May 28, 2010, the Company did not have a standing nominating committee. The NASDAQ rules do not require the Company to have a nominating committee since the Company was a "controlled company" pursuant to NASDAQ Listing Rule 5615, in that more than 50% of the voting common stock of the Company was held by SYB, Inc. and the Estate of Sloan Y. Bashinsky, Sr., all of which were affiliated, and such shares are voted by a Voting Committee created under the Will/Testamentary Trust of Sloan Y. Bashinsky, Sr. and under the SYB, Inc. Common Stock Trust. The Voting Committee is currently comprised of J. Wallace Nall, Jr., F. Wayne Pate, John P. McKleroy, Jr., Joann F. Bashinsky, David A. Jones, Paul R. Bates and Mark W. McCutcheon, all directors of the Company and Patty Townsend, an officer of the Company.

The Board believes that it is not necessary to have a separate nominating committee in view of the size of the Company, and the fact that the Company was a "controlled company". Nominees for election as a director are determined by the entire Board. The Company believes that the Board is able to fully consider and select appropriate nominees for election to the Board without delegating that responsibility to a committee or adopting formal procedures. Candidates have traditionally been recommended to the Board by one or more of the other Directors, and there is no formal process for identifying or evaluating new Director nominees. Candidates recommended by shareholders will be evaluated in the same manner as candidates recommended by Directors. In nominating Directors, the Board will consider all relevant qualifications, as well as the needs of the Company and compliance with NASDAQ listing standards and SEC rules.

A shareholder wishing to recommend a candidate for Director should send a letter to Golden Enterprises, Inc., attention of the Secretary, at One Golden Flake Drive, Birmingham, Alabama 35205. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a shareholder and provide a brief summary of the candidate's qualifications, as well as contact information for both the candidate and the shareholder. Candidates should have relevant business and financial experience, and they must be able to read and understand fundamental financial statements. All nominated candidates, if asked to do so, must evidence their willingness to serve as a Director. The Board will make all decisions regarding Board nominees based upon the best interest of the Company and its shareholders.

Communications with the Board

Shareholders interested in communicating directly with the Board of Directors may do so by writing the Secretary of the Company, at the following address:

Board of Directors of Golden Enterprises, Inc.
C/O Corporate Secretary
One Golden Flake Drive
Birmingham, Alabama 35205

All such letters must identify the author as a shareholder. The Secretary of Golden Enterprises, Inc. will review all such communications and forward all appropriate communications to the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that Directors, certain Executive Officers and beneficial owners of more than ten percent of the stock of the Company file reports of stock ownership and changes in ownership with the Securities and Exchange Commission. These reports consist of Forms 3, Initial Statement of Ownership, 4, Statement of Changes in Beneficial Ownership, and 5, Annual Statement of Changes in Beneficial Ownership. Based upon a review of copies of such reports, or representations that no reports were due to be filed by Directors, Executive Officers or beneficial owners of more than ten percent of the stock of the Company, the Company believes that Section 16(a) filing requirements applicable to its Directors, Executive Officers and beneficial owners of more than ten percent of the stock of the Company were complied with during the fiscal year 2010 except for a Form 5 for David A Jones reporting his purchase of 14.216 shares of stock in May 2010 was untimely filed.

Board of Directors, Duties and Committees

Directors are expected to devote sufficient time to carrying out their duties and responsibilities effectively. The Board of Directors meets regularly four times each fiscal year to review matters affecting the Company and to act on matters requiring the Board's approval. It also holds special meetings whenever circumstances require and may act by unanimous written consent without a meeting.

The Company's Board of Directors currently consists of eleven directors (nine during the fiscal year ended May 28, 2010). Mark W. McCutcheon serves as the Chairman of the Board. The Board of Directors met four times during the fiscal year ended May 28, 2010, all of which were regularly scheduled meetings. In the last fiscal year, the Independent Directors met twice in executive sessions. All directors attended 100% of the meetings of the Board and the meetings of the committees on which they served during the fiscal year ended May 28, 2010. The Board has a policy expecting director attendance at all Board and committee meetings and the Company's annual meeting of stockholders.

The Company's Board has established an Audit Committee, Compensation Committee and Stock Option Committee. The Charter for the Audit Committee is available from the Company. The Compensation Committee has no Charter, but its duties and responsibilities are set forth in corporate minutes adopted by the Board. In addition, the Board may from time to time establish special purpose committees. There were no special purpose committees existing in the last fiscal year.

Board Leadership Structure

The Board of Directors is led by the Chairman of the Board. This role is currently occupied by Mark W. McCutcheon, who also serves as Chief Executive Officer. The Board of Directors has determined that having Mr. McCutcheon serve as both the Chief Executive Officer and the Chairman of the Board is in the best interest of the Company and its stockholders. The Board believes that this combination is appropriate because, in its opinion, the overseeing of Board functions is integrally related to the Chief Executive Officer's responsibility of day-to-day management of a Company this size and, that due to Mr. McCutcheon's abilities, he is also the best person to handle both duties. The Board of Directors does not however have a formal policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board of Directors believes it is in the best interests of the Company to make the determination regarding how to fulfill these functions based on the position and direction of the Company and the qualifications of the CEO and Board members.

Risk Oversight

The Board believes that effective risk management and control processes are critical to the Company's ability to manage the challenges that the Company faces. Management is responsible for implementing the Company's risk assessment and management functions and for reporting to the Board on its processes and assessments with respect to the management of risk. The Board, in turn, is responsible for overseeing management's risk functions. The Audit Committee monitors the processes by which management assesses and manages risk. Management meets with, or provides reports to, the Company's Audit Committee at least once per quarter to review the Company's risk profile and other risk topics. In addition, the Chief Financial Officer meets at least quarterly with the Audit Committee and the full Board to discuss the Company's financial risk, results and financial forecasts. The Compensation Committee and the Board as a whole assess the risks that the Company's overall compensation goals and objectives, as well as any compensation or other programs that are reasonably likely to create a material risk to the Company.

Corporate Governance Documents

Certain documents relating to corporate governance matters are available on the Company website at www.goldenflake.com. These corporate governance documents include, among others, the following:

- Charter for the Audit Committee of the Board (which is also attached hereto as Schedule 1);
- Code of Business Conduct and Ethics;
- Complaint Procedures for Accounting and Accounting Matters; and
- Disclosure Controls and Procedures.

Stockholders may also obtain a copy of these documents free of charge by contacting Patty Townsend, Chief Financial Officer, by email at ptownsend@goldenflake.com or by telephone at (205) 323-6161.

Director Independence

Of the eleven directors currently serving on the Board of Directors, the Board has determined that Messrs Pascoe, Samford, Morton and Stein are "Independent Directors" as defined in the rules of the NASDAQ Stock Market, Inc. (NASDAQ) Listing Rules and the SEC. As a Controlled Company, as previously discussed, the Company is exempt from certain independence requirements of the NASDAQ rules, including the requirement to maintain a majority of Independent Directors on the Board of Directors, an Independent Compensation Committee or a Standing Nominating/Corporate Governance Committee or committees performing similar function.

All members of the Audit Committee must be Independent Directors as defined by NASDAQ Policies and Practices and U.S. Securities and Exchange Commission. The Company's four Independent Directors serve on the Audit Committee, with Mr. Samford serving as Chairman.

Policies and Practices

The Company's policies and practices reflect corporate governance initiatives that comply with the listing requirements of NASDAQ and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including the following:

- All members of the Audit Committee are independent;
- The Charter of the Audit Committee establishes the Committee's duties and responsibilities;
- The independent members of the Company's Board of Directors meet regularly ("executive sessions") without the presence of management;
- The Company has a policy for attendance of Board members at both regular Board and committee meetings and shareholder meetings;
- The Company has adopted a Code of Conduct and Ethics;

- The Company has adopted Disclosure Controls and Procedures which establishes a committee for regular evaluation of internal company disclosure control and procedures;

- The Company has procedures in place for the anonymous submission to the Audit Committee of employee and third party complaints on accounting, internal accounting controls or auditing matters;

- The Company has policies and procedures for stockholders to communicate directly with the Board of Directors; and

- The Audit Committee must review, approve and/or ratify all related party transactions.

EXECUTIVE COMPENSATION

The Objectives of the Executive Compensation Program

The Compensation Committee is responsible for establishing and administering the Company's policies governing the compensation for the Executive Officers. All actions of the Compensation Committee must be approved by the Board of Directors. Because the Company qualifies as a Controlled Company pursuant to the exception of NASDAQ Listing Rule 5615, the Compensation Committee is composed of both independent and non-independent directors. See "Committees of the Board of Directors" above.

The purpose of the Company's executive compensation program is to attract, retain and motivate qualified executives to manage the business so as to maximize profits and stockholder value. No outside consultants have been used to evaluate or determine compensation. Executive compensation in the aggregate is made up principally of the executive's annual base salary, a bonus based upon operating earnings and Company perquisites or benefits. The Compensation Committee annually considers and makes recommendations to the Board as to executive compensation including changes in base salary and cash incentive bonuses. Stock options and awards of stock under the Long Term Incentive Plan have been granted from time to time by the Stock Option Committee, which is composed of the same members as the Compensation Committee, however, no new stock options may be granted under the Long Term Incentive Plan. No stock options have been granted in the last nine years.

Consistent with the above-noted purpose of the executive compensation program, in recommending the aggregate annual compensation of Executive Officers, the Compensation Committee considers the individual contribution and performance of the executive, the Company's overall performance and the total return to stockholders. The Company's executive compensation program focuses on strategic plans, corporate performance measures, and specific corporate goals. The corporate performance measures which the Compensation Committee considers include sales, earnings, return on equity and comparisons of sales and earnings with prior years.

The Compensation Committee does not rely on any fixed formulae or specific numerical criteria in determining an executive's aggregate compensation. It considers corporate and personal performance criteria and the economic environment, changes in the cost of living, competitive compensation levels and the recommendations of management. The Compensation Committee exercises business judgment based on all of these criteria and the purposes of the executive compensation program.

Base Salary

The Board of Directors, upon recommendation of the Compensation Committee sets base salaries for the Company's executive officers at levels which the Company believes are fair and reasonable based on the scope of the executive officer's responsibilities, taking into account competitive market compensation paid by other companies for similar positions. With our named executive officers, we set base salaries based on level of responsibility, span of control and experience. Base salaries are reviewed annually, as well as at the time of hire, promotion or changes in responsibility. Base salaries may also be adjusted from time to time to realign salaries with market levels. Base salary changes also impact bonus amounts and actual bonus payouts.

Discretionary Performance-Based Bonus

The Board of Directors, upon recommendation of the Compensation Committee, has the authority to award performance-based bonuses to our executive officers payable in cash. The Board of Directors, upon recommendation of the Compensation Committee, has utilized a formula adopted at the beginning of the year for determining bonuses, which is based on performance of the Company during the fiscal year. There is no requirement that the Board continue using this formula for the payment of bonuses.

Performance Measurement

Annual, performance-based awards are intended to compensate executive officers for achieving Company-wide financial goals and objectives. These objectives generally relate to general profitability factors.

Generally, performance bonuses are accrued on a quarterly basis and with seventy-five percent (75%) of the accrued amount paid after the end of the each of the first three quarters with the remainder of the final accrued amount paid after the end of the fiscal year when audited annual financial statements are received.

The formula used for bonuses focuses on net operating profits of the Company to determine the amount of bonuses. The bonuses provide for a percentage bonus on net profits up to a set net profit amount (excluding extraordinary items) and a different, smaller percentage bonus on net profits in excess of the set net profit amount (excluding extraordinary items).

Perquisites and Benefits

Other than the use of a Company car, the Company generally does not have programs to provide personal perquisites or executive benefits solely to execute officers. The exception is that Mr. McCutcheon, as CEO of the Company, is provided a nonqualified salary continuation plan which is generally payable beginning at retirement, disability or death, Company-provided life insurance, healthcare reimbursement and use of a Company vehicle. Our executive officers are eligible to participate in the same benefit programs as all other employees. These benefits include the following:

- Medical and dental care plans
- Flexible Spending Accounts for healthcare and dependent care spending
- Life accidental death and dismemberment and disability insurance
- 401(k) plan

- Paid time off

Consistent with our compensation philosophy, we intend to maintain our current benefits for our executive officers. However, the Board of Directors in its discretion may revise, amend or add to the executive officers' benefits if it deems it advisable.

Employment Agreements, Severance Benefits and Change in Control Provisions

The Company has a non-qualified Salary Continuation Plan established for the benefit of the Company's Chief Executive Officer, Mark W. McCutcheon. The Company entered into this Salary Continuation Plan, on May 15, 2002, to ensure the performance of his role in the Company for an extended period of time. In addition, the Company also considered the critical nature of the position and the Company's need to retain him when it committed to establish this plan. The Salary Continuation Plan provides for payments of up to $120,000 per year, as adjusted for inflation, for 15 years following death or retirement at age 65. In the event of disability prior to retirement, the yearly benefit of $120,000 is reduced by any payments of social security disability benefits and long term disability benefits which were funded or provided by the Company. The Salary Continuation Plan may be amended or terminated by the Company's Board of Directors, except that in the event of a change of control in the Company, the Salary Continuation Plan becomes irrevocable. The Plan is funded in part with life insurance on the life of Mr. McCutcheon.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal years 2008, 2009, and 2010 earned by or paid to the Chief Executive Officer, Chief Financial Officer and the other most highly compensated Executive Officers whose total compensation exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (1)	Total ($)
Mark W. McCutcheon (a)	2010	$257,000	$71,801	—	---	---	$79,859	$408,660
President and	2009	$244,000	$40,844	—	---	---	$81,727	$366,571
Chief Executive Officer and President of Golden Flake Snack Foods, Inc.	2008	$234,000	$23,168	—	---	---	$68,842	$326,010
Randy Bates (b)	2010	$180,000	$53,850	—	—	---	$1,756	$235,606
Executive Vice President	2009	$171,000	$30,633	—	—	---	$1,534	$203,167
of Sales, Marketing and Transportation of Golden Flake Snack Foods, Inc.	2008	$164,000	$17,376	—	—	---	$1,483	$182,859
David Jones (c)	2010	$180,000	$53,850	—	—	---	$1,774	$235,624
Executive Vice President	2009	$171,000	$30,633	—	—	---	$1,539	$203,172
of Operations, Human Resources and Quality Control of Golden Flake Snack Foods, Inc.	2008	$164,000	$17,376	—	—	---	$1,497	$182,873
Patty Townsend (d)	2010	$133,000	$ 46,670	—	—	---	$ 532	$180,202
Chief Financial Officer	2009	$125,000	$ 26,548	—	—	---	$1,000	$152,548
Vice President and Secretary	2008	$117,000	$ 14,426	—	—	---	$ 936	$132,362

(1) The compensation represented by the amounts set forth in the All Other Compensation column is detailed in the following table, except as noted:

Name	Company Contributions to 401(k) ($)	Salary Continuation Plan Accruals ($)	Perquisites	Company Paid Life Insurance	Total All Other Compensation
Mark W. McCutcheon	$1,960	$57,761	$19,591	$547	$79,859
Randy Bates	$1,756	---	(e)	---	$ 1,756
David Jones	$1,774	---	(e)	---	$ 1,774
Patty Townsend	$ 532	---	(e)	---	$ 532

(a) Mark W. McCutcheon has served as President and Chief Executive Officer of the Company since April 4, 2001. He has served as President of Golden Flake Snack Foods, Inc. since November 1, 1998.

(b) Randy Bates has served as Executive Vice President of Sales, Marketing and Transportation of Golden Flake Snack Foods, Inc. since October 26, 1998.

(c) David Jones has served as Executive Vice President of Operations, Human Resources and Quality Control of Golden Flake Snack Foods, Inc. since May 20, 2002. He was Vice President of Manufacturing from 1998 to 2002 and Vice President of Operations from 2000 to 2002.

(d) Patty Townsend has served as Chief Financial Officer, Vice-President and Secretary of the Company since March 1, 2004.

(e) Total Perquisites for Randy Bates, David Jones and Patty Townsend were less than $10,000 per individual.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards as of May 28, 2010 with the Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable (1)	Option Exercise Price (2)	Option Expiration Date
Mark W. McCutcheon CEO	40,000	40,000 @ $3.81	10/15/2011
Randy Bates	29,000	29,000 @ $3.81	10/15/2011
David Jones	30,000	30,000 @ $3.81	10/15/2011
Patty Townsend	20,000	20,000 @ $3.81	10/15/2011

(1) Fully vested

(2) As of May 28, 2010, the value of the Company's Common Stock was $3.10 per share.

Compensation of Directors

During the fiscal year ended May 28, 2010, the Company paid each of its non-employee Directors a retainer of $300 per month and a fee of $2,000 for each regular Board meeting attended. The members of the Compensation Committee were each paid $2,000 for attending the Compensation Committee meeting and the members of the Audit Committee were paid $1,000 for each meeting attended.

The following table provides compensation information for the year ended May 28, 2010 for each of the independent members of the Board.

Name	Total Director Compensation ($)
Edward R. Pascoe	$15,600
John S.P. Samford	$17,600
James I. Rotenstreich(1)	$17,600

(1) Mr. Rotenstreich resigned/retired as a Director of the Company on July 22, 2010.

Indemnification Arrangements

The Company's Certificate of Incorporation provides that the Company indemnify and hold harmless each of its directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with services rendered by such directors or officers to or on behalf of the Company.

The Certificate of Incorporation also provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director. This provision does not eliminate or limit the liability of a director:

- for breach of his or her duty of loyalty to the Company or to the stockholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- under Section 174 of the Delaware General Corporation Law (relating to unlawful payments of dividends or unlawful stock repurchases or redemptions); or
- for any improper benefit.

The Company has executed or will execute with each Director a written Indemnification Agreement which includes the items set forth above.

The Company maintains Officer and Director's Insurance to protect and for the benefit of Directors.

Notwithstanding the Indemnification arrangements stated above, indemnification for certain liabilities under the Federal Securities Acts may be deemed by the SEC as against public policy and unenforceable.

CERTAIN RELATED PARTY TRANSACTIONS

During the fiscal year ended May 28, 2010, the law firm of Spain & Gillon, L.L.C., of which John P. McKleroy, Jr. is a member, served as General Counsel and performed various legal services for the Company and its subsidiary for which it was paid legal fees of $212,131. The firm will continue to perform legal services for the current fiscal year.

Golden Flake owned a Cessna Citation II Airplane (the "Airplane") for business use. Joann F. Bashinsky has leased the Airplane for personal use of up to 100 flight hours per year. The lease required monthly payments of $20,000. On April 22, 2010, Golden Flake sold the Airplane and the lease with Mrs. Bashinsky was terminated. During fiscal year 2010, Mrs. Bashinsky paid lease payments to Golden Flake of $210,000, and also paid all flight crew expenses for flights used under the lease. The lease was structured so that a substantial portion of the costs of ownership, maintenance, and operation of the plane to Golden Flake was offset by the monthly lease payments and payments for the flight crew expenses on flights used under the lease. The lease with Mrs. Bashinsky was for a term of one year and automatically renewed annually on each February 1, unless Golden Flake or Mrs. Bashinsky elected to terminate the same. Golden Flake and Mrs. Bashinsky mutually agreed to terminate the lease upon sale of the Airplane. The use of the plane under the lease was coordinated with Golden Flake so as not to interfere with Golden Flake's business use.

The Company believes that these transactions were on terms equal to or better than those available from unaffiliated third parties.

The Audit Committee Charter requires that the Audit Committee review and approve or ratify all related party transactions. Accordingly, the Audit Committee reviewed, approved and ratified the above-described related party transactions.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee reviews with the independent auditors, the Company's Chief Financial Officer and the Company's general counsel the results of the independent auditor's annual report on the Company's financial statements. The Audit Committee selects and engages the Company's independent auditors and performs such additional functions as are necessary or prudent to fulfill the Committee's duties and responsibilities and reports its recommendations and findings to the full Board of Directors.

The Board of Directors has adopted a written charter for the Audit Committee, which is reviewed and reassessed for adequacy on an annual basis.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended May 28, 2010 with management. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 ("SAS 61"). The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 and has discussed with the independent auditors their independence. The Audit Committee has also discussed with the management of the Company and the independent auditors, such other matters and received such assurances from them as deemed appropriate by the Audit Committee.

The Audit Committee has considered whether the provision of the non-audit services performed by Dudley, Hopton-Jones, Sims and Freeman PLLP, as described on Page 23 hereof is compatible with maintaining Dudley, Hopton-Jones, Sims and Freeman PLLP's independence.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent registered public accountants. Consistent with its Charter, the Audit Committee has evaluated Dudley, Hopton-Jones, Sims & Freeman PLLP's qualifications, performance, and independence, including that of the lead audit partner. In addition, Dudley, Hopton-Jones, Sims & Freeman PLLP has provided the Audit Committee with a letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountant's communications with the Audit Committee concerning independence and the Audit Committee has engaged in dialogue with Dudley, Hopton-Jones, Sims & Freeman PLLP about their independence.

The Audit Committee reviewed, approved and ratified the related party transactions set forth and described in "Certain Transactions" on Page 21 hereof.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on form 10-K for filing with the Securities and Exchange Commission.

Members of the Audit Committee: John S. P. Samford, Edward R. Pascoe, William B. Morton, Jr. and John S. Stein, III.

INDEPENDENT ACCOUNTANTS

Dudley, Hopton-Jones, Sims & Freeman PLLP, Certified Public Accountants ("Dudley, Hopton-Jones") were selected by the Audit Committee and ratified by the Board of Directors as the independent accountants to audit the Company's financial statements for the fiscal year ended May 28, 2010. Dudley, Hopton-Jones has served as independent auditors to the Company since 1977. Representatives of Dudley, Hopton-Jones will be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

During the fiscal years ended 2010 and 2009, Dudley, Hopton-Jones provided various audit and non-audit services to the Company and its subsidiary. As part of their services as the Company's auditors, they audited the consolidated financial statements of the Company and its subsidiary, the individual financial statements of the Company and Golden Flake Snack Foods, Inc. and its subsidiary and also reviewed the Company's Annual Report (Form 10-K) for filing with the Securities and Exchange Commission.

Fees billed by Dudley, Hopton-Jones:

The following table shows information about fees billed to the Company by Dudley, Hopton-Jones.

	FYE 2010	FYE 2009
Audit Fees (1)	$118,240	$135,450
Audit Related Fees (2)	-0-	-0-
Tax Fees (3)	41,910	32,000
All Other Fees (4)	-0-	-0-
Total Fees	$160,150	$167,450

(1) Current FYE 2010 audit fees consist of the aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements and for the timely reviews of quarterly financial statements and assistance with the review of documents filed with the SEC.

(2) Audit related fees consist of the aggregate fees billed for audit of the Company's and the Company's subsidiary employee benefit plans.

(3) Tax fees consist of the aggregate fees billed for professional services rendered for tax compliance including tax planning, tax advice, the preparation of tax returns, audit of tax returns, and claims for refunds.

(4) All other fees: Dudley, Hopton-Jones did not provide any other services to the Company than those described above nor were there any other fees billed to the Company than those described above.

The Audit Committee is required by its policy to pre-approve all services to be rendered by the Company's Independent Auditors prior to performance of such services. Pre-approval of services may be done in one of two ways, specific pre-approval or general pre-approval. With the use of specific pre-approval, the Audit Committee must specifically pre-approve the services that are to be rendered by the Independent Auditors prior to their engagement to render such services. The Audit Committee has elected to implement the specific pre-approved policy and procedure. As a result, all services provided by the Independent Auditors must be specifically pre-approved by the Audit Committee.

The services of the Independent Auditors described above were specifically pre-approved by the Audit Committee prior to the engagement of the Independent Auditors to render such services.

The Company has not selected the principal accountants to audit its financial statements for the current fiscal year. It is the Company's policy to select its principal accountants after the preceding year's audit has been completed and the Company has had time to consider the selection.

Carr, Riggs & Ingram, LLC, Certified Public Accountants were selected by the Audit Committee and ratified by the Board of Directors as the independent accountants to audit the employee benefit plans of the Company and the Company's subsidiary ("Employee Benefit Plans"). In addition, Carr, Riggs & Ingram was also used to handle certain consulting matters for the Company. The Audit Committee specifically pre-approved the use of Carr, Riggs and Ingram to perform audit services for the Employee Benefit Plans for the fiscal year ended May 28, 2010 along with the 2011 fiscal year.

Fees billed by Carr, Riggs & Ingram:

The following table shows information about fees billed to the Company by Carr, Riggs & Ingram.

	FYE 2010	FYE 2009
Audit Related Fees (1)	$19,333	$19,333
All Other Fees (2)	6,645	85,970

---

(1) Audit related fees consist of the aggregate fees billed for audit of the Company's and the Company's subsidiary employee benefit plans

(2) All other fees: Carr, Riggs & Ingram provided consulting services to the Company other than those described above.

FINANCIAL STATEMENTS

Consolidated Financial Statements of the Company and its subsidiary for the fiscal year ended May 28, 2010 are contained in the 2010 Annual Report to Stockholders which accompanies this Proxy Statement. However, such Report and Financial Statements contained therein are not to be considered a part of this solicitation material since they are not deemed material to the matters to be acted upon at the meeting.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Any stockholder desiring to submit a proposal to be considered by the Board of Directors for inclusion in the proxy statement and form of proxy relating to next year's Annual Meeting of Stockholders must do so in writing received by the Company on or before June 4, 2011. Any other stockholder proposals for the Company's 2011 Annual Meeting of Stockholders must be received no later than July 23, 2011. The proposals must comply with all applicable statues and regulations. Any such proposals should be submitted to Golden Enterprises, Inc., Attention: Patty Townsend, CFO, Vice President & Secretary, One Golden Flake Drive, Birmingham, Alabama 35205.

CODE OF CONDUCT AND ETHICS

Golden Enterprises has adopted a Code of Conduct and Ethics that applies to its directors, officers and employees and to all employees of Golden Flake Snack Foods, Inc. The Code of Conduct and Ethics and any amendments thereto, are available on Golden Flake's website at www.goldenflake.com. Any waiver from the Code of Conduct and Ethics for Directors and Officers also will be made available on Golden Flake's website at www.goldenflake.com.

HOUSEHOLDING

The SEC's rules permit companies and intermediaries such as brokers to satisfy delivery requirements for Proxy Statements with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Some brokers household Proxy Statements, delivering a single Proxy Statement to multiple stockholders sharing an address. Once you have received notice from your broker that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement, please notify your broker. If you would like to receive a separate copy of this Proxy Statement from us directly, please contact us by writing or telephone as follows:

Golden Enterprises, Inc.
One Golden Flake Drive
Birmingham, Alabama 35205
Attention: Patty Townsend, Chief Financial Officer
Telephone: (205) 323-6161

OTHER BUSINESS

It is not anticipated that there will be presented to the meeting any business other than the matters set forth herein and management was not aware, a reasonable time before this solicitation of proxies, of any other matter which may properly be presented for action at the meeting. If any other business should come before the meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors

Mark W. McCutcheon
Chairman

SCHEDULE 1

Amended and Restated Audit Committee Charter

Amended and Restated
Charter of the Audit Committee of the Board of Directors
of Golden Enterprises, Inc.

I. Audit Committee Purpose.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities in the following areas:

1. Monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance including the performance of the Company's internal audit function.

2. Monitoring the independence, qualification and performance of the Company's independent auditors.

3. Providing an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the Company. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties, and the Company shall provide appropriate funding, as determined by the Audit Committee, for the compensation of such retained persons. The Company shall provide appropriate funding, as determined by the Audit Committee, for the ordinary administrative expenses of the Audit Committee that are necessary or appropriate to carry out its duties.

II. Audit Committee Composition and Meetings.

Audit Committee members shall meet the qualifications, including the independence and experience requirements, of the NASDAQ listing standards and the rules and regulations of the SEC. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent nonexecutive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have the necessary accounting or related financial management expertise to meet the requirements of a "financial expert" as defined by the SEC.

Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee, at each meeting, shall meet with management and the independent auditors to discuss any matters that the Committee or each of these groups believe should be discussed. The Committee should communicate with management, the internal auditors and the independent auditors as, the circumstances dictate, to review the Company's financial statements and significant findings based upon the independent auditors quarterly review procedures. In addition, the Committee, at its discretion, shall meet, from time to time, with the independent auditors without the presence of management.

III. Audit Committee Responsibilities and Duties.

Review Procedures

1. Review the adequacy of this Charter at least annually. Submit its recommendations regarding changes to the Charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

2. Discuss the Company's annual audited financial statements with management prior to filing or distribution, including significant issues regarding accounting and auditing principles, practices and judgments.

3. In consultation with the management, the internal auditors and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors and the internal auditors, together with management's responses.

4. Discuss with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

5. Discuss disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Independent Auditors

6. The Audit Committee shall have the sole authority to appoint or replace the independent auditors. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The independent auditors shall report directly to the Committee.

7. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditors for the purpose of rendering or issuing an audit report or performing other audit, review or attest services.

8. On an annual basis, the Audit Committee should review and discuss with the independent auditors: (a) all significant relationships they have with the Company that could impair the auditors' independence, (b) all critical accounting policies and practices to be used, (c) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (d) any material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

9. The Audit Committee shall ensure its receipt from the independent auditors of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1.

10. Review the independent auditors' audit plan - discuss scope, staffing, locations, reliance upon management and general audit approach.

11. Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss those matters required to be communicated to audit committees in accordance with AICPA SAS 61 and those matters required to be communicated to audit committees in accordance with SEC rules and regulations.

12. Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

13. Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable *de minimis* exceptions for non-audit services.

Internal Auditors

14. Review the appointment and replacement of the internal auditor.

15. Review the significant reports to management prepared by the internal auditor and management's responses.

16. Discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit function.

Legal Compliance

17. On at least an annual basis, review with the Company's counsel any legal matters that could have a material impact on the Company's financial statements and with management any reports or inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

18. Cause to be prepared the report to shareholders that is required by the Securities and Exchange Commission. The report should be included in the Company's annual proxy statement.

19. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

20. Review and approval or ratification of transactions with related persons.

21. Perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

22. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

IV. Limitation of Audit Committee's Role.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 28, 2010

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-4339

GOLDEN ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**63-0250005**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Golden Flake Drive
Birmingham, Alabama 35205
(Address of Principal Executive Offices) (Zip Code)
Registrant's Telephone Number including area code: (205) 458-7316

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Title Of Class	Name of exchange on which registered
Common Stock, Par Value $0.66^{2}/_{3}$	**NASDAQ**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ( ) No (X)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ( ) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Act). (Check One)
Large accelerated filer ( ) Accelerated filer ( ) Non-accelerated filer ( ) Smaller reporting company(X)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (X)

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of November 27, 2009. **Common Stock, Par Value $0.66^{2}/_{3}$ --$21,616,106**

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of July 30, 2010.

Class	Outstanding at July 30, 2010
Common Stock, Par Value $0.66^{2}/_{3}$	11,734,632 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Proxy Statement for the Annual Meeting of Stockholders to be held on September 22, 2010 are incorporated by reference into Part III.

TABLE OF CONTENTS

FORM 10-K ANNUAL REPORT –2010
GOLDEN ENTERPRISES, INC.

PART I

ITEM 1. – DESCRIPTION OF BUSINESS

Golden Enterprises, Inc. (the "Company") is a holding company which owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc., a wholly-owned operating subsidiary company ("Golden Flake").

The Company was originally organized under the laws of the State of Alabama as Magic City Food Products, Inc. on June 11, 1946. On March 11, 1958, it adopted the name Golden Flake, Inc. The Company was reorganized December 31, 1967 as a Delaware corporation without changing any of its assets, liabilities or business. On January 1, 1977, the Company, which had been engaged in the business of manufacturing and distributing potato chips, fried pork skins, cheese curls and other snack foods, spun off its operating division into a separate Delaware corporation known as Golden Flake Snack Foods, Inc. and adopted its present name of Golden Enterprises, Inc.

The Company owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc.

Golden Flake Snack Foods, Inc.

General

Golden Flake Snack Foods, Inc. ("Golden Flake") is a Delaware corporation with its principal place of business and home office located at One Golden Flake Drive, Birmingham, Alabama. Golden Flake has been a premiere producer, marketer and distributor of snack products in the Southeastern United States since 1923. The Company manufactures and distributes a full line of high quality salted snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. Golden Flake also sells a line of cakes and cookie items, canned dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label.

Raw Materials

Golden Flake purchases raw materials used in manufacturing and processing its snack food products from various sources. A large part of the raw materials used by Golden Flake consists of farm commodities, most notably corn and potatoes, which are subject to precipitous change in supply and price. Weather varies from season to season and directly affects both the quality and quantity of supply available. Golden Flake has no control over the agricultural aspects and its profits are affected accordingly. The Company also purchases flexible bags or other suitable wrapping material for the storage, shipment and presentation of the finished product to our customers.

Distribution

Golden Flake sells its products through its own sales organization and independent distributors to commercial establishments which sell food products in Alabama, Tennessee, Georgia, Mississippi and Louisiana and in parts of Kentucky, Florida, North Carolina, South Carolina, Arkansas, Missouri and Texas. The Golden Flake brand is well-known throughout the Southeast. The products are distributed by route salesmen and independent distributors who are supplied with selling inventory by the Company's trucking fleet which operates out of Birmingham, Alabama and Ocala, Florida. All of the route salesmen are employees of Golden Flake and use the direct-store delivery system. Recently, the company has converted many of the company-owned routes, primarily in Florida, Georgia, South Carolina, Arkansas and Texas, to independent distributors.

Golden Flake's products are distributed to a wide variety of grocery store chains, discount stores, convenience stores, restaurants and other outlets generally located in the Southeastern part of the United States. No single customer accounts for more than 10% of its total sales.

Competition

The snack foods business is highly competitive. In the area in which Golden Flake operates, many companies engage in the production and distribution of food products similar to those produced and sold by Golden Flake. Most, if not all, of Golden Flake's products are in direct competition with similar products of several local and regional companies and at least one national company, the Frito Lay Division of Pepsi Co., Inc., which are larger in terms of capital and sales volume than is Golden Flake. Golden Flake's marketing thrust is aimed at selling the highest quality product possible and giving good service to its customers, while being competitive with its prices. Golden Flake constantly tests the quality of its products for comparison with other similar products of competitors and maintains tight quality controls over its products. The Company believes that one of its major advantages is the Golden Flake brand, which has been developed and enhanced throughout the history of the company and is now well known within the geographic area served by the Company. The Company continues to promote the Golden Flake brand through sponsorship agreements, billboard campaigns, advertising and other efforts.

Employees

As of July 14, 2010, Golden Flake employed approximately 826 employees. Of these employees, 798 were full-time, while 28 were part-time. Approximately 480 employees are involved in route sales and sales supervision, approximately 207 are in production and production supervision, and approximately 139 are management and administrative personnel.

Golden Flake believes that the performance and loyalty of its employees are two of the most important factors in the growth and profitability of its business. Since labor costs represent a significant portion of Golden Flake's expenses, employee productivity is important to profitability. The Company's employees are not represented by any collective bargaining organization and the Company has never experienced a work stoppage. Golden Flake considers all of its employees to be a part of the "Golden Flake Family".

SEC Filings

Under "SEC Filings" on the "Financial" page of the Company's website located at www.goldenflake.com, links to the following filings are made available as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (the "SEC")" the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A related to the Company's Annual Shareholders Meeting, and any amendments to those reports or statements filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Act of 1934. You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website located at http://www.sec.gov that contains the information we file or furnish electronically with the SEC.

Environmental Matters

In November 2009, Golden Flake completed the construction on a water treatment plant as an environmentally-friendly way to dispose of process water at the Birmingham plant. The project has allowed the Company to release this water into a neighboring creek which has improved the flow of water in the creek and has positively impacted the environment in the area surrounding the plant. This project has also helped to reduce expenses associated with sewer charges since this has replaced the previous system which disposed of the process water through the sewer system.

Significant Events

On January 20, 2010, the Company closed the sale of the property located at 4771 Phyllis St., Jacksonville, Florida for $147,164.69.

On April 22, 2010, the Company closed the sale of the Company airplane for $1,149,175.00.

Executive Officers Of Registrant
And Its Subsidiary

Name and Age	Position and Offices with Management
Mark W. McCutcheon, 55	Mr. McCutcheon is Chairman of the Board, Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc. He was elected Chairman of the Board on July 22, 2010, President and Chief Executive Officer of the Company on April 4, 2001 and President of Golden Flake on November 1, 1998. He has been employed by Golden Flake since 1980. Mr. McCutcheon is elected Chairman of the Board and Chief Executive Officer and President of the Company and President of Golden Flake annually, and his present terms will expire on June 3, 2011.
Patty Townsend, 52	Ms. Townsend is Chief Financial Officer, Vice President and Secretary of Golden Enterprises, Inc. She was elected Chief Financial Officer, Vice-President and Secretary of the Company on March 1, 2004. She has been employed with the Company since 1988. Ms. Townsend is elected to her positions on an annual basis, and her present term of office will expire on June 3, 2011.
Paul R. Bates, 56	Mr. Bates is Executive, Vice-President of Sales, Marketing and Transportation for Golden Flake. He has held these positions since October 26, 1998. Mr. Bates was Vice-President of Sales from October 1, 1994 to 1998. Mr. Bates has been employed by Golden Flake since March 1979. Mr. Bates is elected to his positions on an annual basis, and his present term of office will expire on June 3, 2011.
David A. Jones, 58	Mr. Jones is Executive Vice-President of Operations, Human Resources and Quality Control for Golden Flake. He has held these positions since May 20, 2002. Mr. Jones was Vice-President of Manufacturing from 1998 to 2002 and Vice-President of Operations from 2000 to 2002. Mr. Jones has been employed by Golden Flake since 1984. Mr. Jones is elected to his positions on an annual basis, and his present term of office will expire on June 3, 2011.

ITEM 1A. – RISK FACTORS

Important factors that could cause the Company's actual business results, performance or achievements to differ materially from any forward looking statements or other projections contained in this Annual Form 10-K Report include, but are not limited to the principal risk factors set forth below. Additional risks and uncertainties, including risks not presently known to the Company, or that it currently deems immaterial, may also impair the Company's business and or operations. If the events, discussed in these risk factors occur, the Company's business, financial condition, results of operations or cash flow could be adversely affected in a material way and the market value of the Company's common stock could decline.

Competition

Price competition and consolidation within the Snack Food industry could adversely impact the Company's performance. The Company's business requires significant marketing and sales effort to compete with larger companies. These larger competitors sell a significant portion of their products through discounting and other price cutting techniques. This intense competition increases the possibility that the Company could lose one or more customers, lose market share and/or be forced to increase discounts and reduce pricing, any of which could have an adverse impact on the Company's business, financial condition, results of operation and/or cash flow.

Commodity and Energy Cost Fluctuations

Significant commodity price fluctuations for certain commodities purchased by the Company, particularly potatoes, could have a material impact on results of operations. In an attempt to manage commodity price risk, the Company, in the normal course of business, enters into contracts to purchase pre-established quantities of various types of raw materials, at contracted prices based on expected short term needs. The Company can also be adversely impacted by changes in the cost of natural gas and other fuel costs. Long term increases in the cost of natural gas and fuel costs could adversely impact the Company's cost of sales and selling, marketing and delivery expenses.

There are other risks and factors not described above that could also cause actual results to differ materially from those in any forward looking statement made by the Company.

ITEM 1B. – UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. – PROPERTIES

The headquarters of the Company are located at One Golden Flake Drive, Birmingham, Alabama 35205. The properties of the subsidiary are described below.

Manufacturing Plants and Office Headquarters

The main plant and office headquarters of Golden Flake are located at One Golden Flake Drive, Birmingham, Alabama, and are situated on approximately 40 acres of land. This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. The plant manufactures a full line of Golden Flake products. In Birmingham, Golden Flake also has a garage and vehicle maintenance service center from which it services, maintains, repairs and rebuilds its fleet and delivery trucks.

Golden Flake also has a manufacturing plant in Ocala, Florida. This plant was placed in service in November 1984. The plant consists of approximately 100,000 square feet and is located on a 28-acre site on Silver Springs Boulevard. The Company manufactures tortilla chips and potato chips from this facility.

Management believes that our Company's facilities for the production of our products are suitable and adequate, that they are being appropriately utilized in line with past experience, and that they have sufficient production capacity for their present intended purposes. The extent of utilization of such facilities varies based upon seasonal demand for our products. It is not possible to measure with any degree of certainty or uniformity the productive capacity and extent of utilization of these facilities. However, management believes that additional production can be obtained at the existing facilities by adding personnel and capital equipment and, at some facilities, by adding shifts of personnel or expanding the facilities. We continuously review our anticipated requirements for facilities and, on the basis of that review, may from time to time acquire additional facilities and/or dispose of existing facilities.

The manufacturing plants, office headquarters and additional lands are owned by Golden Flake.

Distribution Warehouses

Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phoenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Knoxville and Memphis, Tennessee; Decatur and Macon, Georgia; Panama City, Tallahassee and Pensacola, Florida; and New Orleans, Louisiana. The warehouses vary in size from 2,400 to 8,000 square feet. All distribution warehouses are owned free and clear of any debts.

ITEM 3. – LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company or its subsidiary other than ordinary routine litigation incidental to the business of the Company and its subsidiary.

ITEM 4. - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Golden Enterprises, Inc. and Subsidiary

Market and Dividend Information

The Company's common stock is traded under the symbol, GLDC, and transactions are reported through the National Association of Securities Dealers Automated Quotation (NASDAQ) Over The Counter (OTC) System. The following tabulation sets forth the high and low sale prices for the common stock during each quarter of the fiscal years ended May 28, 2010 and May 29, 2009 and the amount of dividends paid per share in each quarter. The Company currently expects that comparable regular cash dividends will be paid in the future.

	Market Price		
Quarter Year Ended 2010	High Price	Low Price	Dividend Paid Per share
First quarter (13 weeks ended August 28, 2009)	$2.95	$2.02	$.0313
Second quarter (13 weeks ended November 27, 2009)	3.93	2.51	.0313
Third quarter (13 weeks ended February 26, 2010)	3.80	3.12	.0313
Fourth quarter (13 weeks ended May 28, 2010)	3.79	2.97	.0313

Quarter Year Ended 2009	High Price	Low Price	Dividend Paid Per share
First quarter (13 weeks ended August 29, 2008)	$2.55	$1.49	$.0313
Second quarter (13 weeks ended November 28, 2008)	2.25	0.64	.0313
Third quarter (13 weeks ended February 27, 2009)	2.35	1.65	.0313
Fourth quarter (13 weeks ended May 29, 2009)	2.44	1.82	.0313

As of July 30, 2010, there were approximately 1,019 shareholders of record.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides Equity Compensation Plan information under which equity securities of the Registrant are authorized for issuance:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a) (c)
Equity compensation plans approved by security holders	329,000	$3.81	0
Equity compensation plans not approved by security holders	0	0	0
Total	329,000	$3.81	0

No securities remain under this plan for future awards.

Issuer Purchases Of Equity Securities

The Company did not purchase any shares of its common stock during the fiscal year ended May 28, 2010.

ITEM 6. – SELECTED FINANCIAL DATA

Not required due to Smaller Reporting Company status.

ITEM 7. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an assessment of the Company's financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements and notes.

Overview

The Company manufactures and distributes a full line of snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. The products are all packaged in flexible bags or other suitable wrapping material. The Company also sells a line of cakes and cookie items, canned dips, pretzels, popcorn, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label.

No single product or product line accounts for more than 50% of the Company's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials. Raw materials used in manufacturing and processing the Company's snack food products are purchased on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by the Company consists of farm commodities, most notably potatoes and corn, which are subject to precipitous changes in supply and price. Weather varies from season to season and directly affects both the quality and quantity of supply available. The Company has no control of the agricultural aspects and its profits are affected accordingly.

The Company sells its products through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States. The products are distributed by route representatives and independent distributors who are supplied with selling inventory by the Company's trucking fleet. All of the route representatives are employees of the Company and use the Company's direct-store delivery system.

Critical Accounting Policies And Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, the preparation of which in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due considerations to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. Other accounting policies and estimates are detailed in Note 1 of the Notes To Consolidated Financial Statements in this 10-K.

Revenue Recognition

The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Accounts Receivable

The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Operations. The amount of the allowance for doubtful accounts is based on management's estimate of the accounts receivable amount that is uncollectible. The Company records a general reserve based on analysis of historical data. In addition, the Company records specific reserves for receivable balances that are considered high-risk due to known facts regarding the customer. The allowance for bad debts is reviewed quarterly, and it is determined whether the amount should be changed. Failure of a major customer to pay the Company amounts owed could have a material impact on the financial statements of the Company. At May 28, 2010 and May 29, 2009, the Company had accounts receivables in the amount of $9,534,542 and $9,297,434, net of an allowance for doubtful accounts of $76,790 and $127,130 respectively. The Company did not have any major customer write-offs this year that were not covered by credit insurance. However, due to the bankruptcy of two distributors, the Company did recognize an adjustment to the allowance of $7,790 at year-end. In the future, the credit insurance coverage will be expanded to include many distributors that were not previously covered. This should further mitigate the Company's credit risk.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first out method.

Accrued Expenses

Management estimates certain expenses in an effort to record those expenses in the period incurred. The Company's significant estimates relate to insurance expenses. The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company uses a third-party actuary to estimate the casualty insurance obligations on an annual basis.

In determining the ultimate loss and reserve requirements, the third-party uses various actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors.

The actuarial calculation includes a factor to account for changes in inflation; health care costs, compensation and litigation cost trends as well as estimated future incurred claims. This year, the Company utilized a 50% confidence level for estimating the ultimate outstanding casualty liability based on the actuarial report. Approximately 50% of each claim should be equal to or less than the ultimate liability recorded based on the historical trends experienced by the Company. If the Company chose a 75% factor, the liability would have been increased by approximately $0.3 million. If the Company chose a 90% factor, the liability would have increased by approximately $0.5 million.

This year the Company used a 4% investment rate to discount the estimated claims based on the historical payout pattern during 2010 and 2009. A one percentage point change in the discount rate would have impacted the liability by approximately $44,100.

Actual ultimate losses could vary from those estimated by the third-party actuary. The Company believes the reserves established are reasonable estimates of the ultimate liability based on historical trends.

As of May 28, 2010, the Company's casualty reserve was $1,615,492 and at May 29, 2009 the casualty reserve was $1,805,300.

Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experienced for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

Other Matters

Transactions with related parties, included in Note 11 of the Notes to Consolidated Financial Statements, are conducted on an arm's-length basis in the ordinary course of business.

Other Commitments

The Company has a letter of credit in the amount of $2,057,014 outstanding at May 28, 2010 compared to $2,264,857 outstanding at May 29, 2009. The letter of credit supports the Company's commercial self-insurance program.

The Company has a line-of-credit agreement with a local bank that permits borrowing up to $3 million. During the quarter ended November 27, 2009, this line of credit was renewed and the limit was increased from $2 million to $3 million. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application. The Company's line-of-credit debt at May 28, 2010 was $1,781,996 with an interest rate of 4.00%, leaving the Company with $1,218,004 of credit availability. The Company's line-of-credit debt as of May 29, 2009 was $1,454,155 with an interest rate of 4.00%, which left the Company with $545,845 of credit availability.

The Company's current ratio was 1.27 to 1.00 and 1.46 to 1.00 at May 28, 2010 and May 29, 2009, respectively.

Available cash, cash from operations and available credit under the line of credit are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

Operating Results

Net sales increased by 5.1% in fiscal year 2010 and 7.8% in fiscal year 2009.

Cost of sales as a percentage of net sales amounted to 51.3% and 52.8% in 2010 and 2009, respectively.

Selling, general and administrative expenses were 44.0% of net sales in 2010 and 45.3% of net sales in 2009.

Operating income for the fiscal year increased 159.2% compared to last fiscal year.

The Company's effective tax rates for 2010 and 2009 were 38.3% and 40.6%, respectively. Note 6 to the Consolidated Financial Statements provides additional information about the provision for income taxes.

The following tables compare manufactured products to resale products for the fiscal years ended May 28, 2010 and May 29, 2009:

Manufactured Products-Resale Products

	2010		2009	
Sales		%		%
Manufactured Products	$ 101,443,335	79.0%	$ 98,701,412	80.8%
Resale Products	26,998,122	21.0%	23,467,214	19.2%
Total	$ 128,441,457	100.0%	$ 122,168,626	100.0%
Gross Margin		%		%
Manufactured Products	$ 52,842,886	52.1%	$ 49,093,733	49.7%
Resale Products	9,644,790	35.7%	8,597,087	36.6%
Total	$ 62,487,676	48.7%	$ 57,690,820	47.2%

Liquidity And Capital Resources

Working capital was $3,820,371 and $5,603,395 at May 28, 2010 and May 29, 2009, respectively. Net cash provided by operations amounted to $8,807,907 and $1,510,066 in fiscal years May 28, 2010 and May 29, 2009, respectively. During 2010, the principal source of liquidity for the Company's operating needs was provided from operating activities, credit facilities and cash on hand.

Additions to property, plant and equipment are expected to be about $4,000,000 in 2011.

Cash dividends of $1,469,582 and $1,471,495 were paid in 2010 and 2009, respectively.

The Company did not purchase any shares of treasury stock in fiscal 2010 while cash of $75,282 was used to purchase 42,275 shares of treasury stock in 2009.

During fiscal 2010, the Company's debt proceeds net of re-paid debt was $1,414,583 versus $2,713,228 during fiscal 2009.

Market Risk

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are interest rates on its cash equivalents and bank loans, fuel costs and commodity prices affecting the cost of its raw materials.

The Company is subject to market risk with respect to commodities because its ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates. The Company purchases its raw materials on the open market, under contract through brokers and directly from growers. Futures contracts have been used occasionally to hedge immaterial amounts of commodity purchases, but none are presently being used.

Inflation

Certain costs and expenses of the Company are affected by inflation. The Company's prices for its products over the past several fiscal years have remained relatively flat. The Company will contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

Higher fuel and commodity costs continue to be a challenge.

Environmental Matters

In November 2009, Golden Flake completed the construction on a water treatment plant as an environmentally-friendly way to dispose of process water at the Birmingham plant. The project has allowed the Company to release this water into the neighboring creek which has improved the flow of water in the creek and has positively impacted the environment in the area surrounding the plant. This project has also helped to reduce expenses associated with sewer charges since this has replaced the previous system which disposed of the process water through the sewer system.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs, fuel costs and effectiveness of sales and marketing activities, as described in this 10-K. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date which they are made.

Recent Developments

The Company, in compliance with Section 404 of the Sarbanes-Oxley Act of 2002 has completed the management assessment of its internal controls. See Item 9A for further details.

Recently Issued Accounting Pronouncements

See Note 1 to the consolidated financial statements included in Item 8 for a summary of recently issued accounting pronouncements.

ITEM 7 A. - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable as Company is a Smaller Reporting Company.

ITEM 8. - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the registrant and its subsidiary for the year ended May 28, 2010, consisting of the following, are contained herein:

Consolidated Balance Sheets	- As of May 28, 2010 and May 29, 2009
Consolidated Statements of Income	- Fiscal years ended 2010 and 2009
Consolidated Statements of Changes in Stockholders' Equity	- Fiscal years ended 2010 and 2009
Consolidated Statements of Cash Flows	- Fiscal years ended 2010 and 2009
Notes to Consolidated Financial Statements	- Fiscal years ended 2010 and 2009

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiary as of May 28, 2010 and May 29, 2009, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule listed at Item 15(a) Schedule II. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiary as of May 28, 2010 and May 29, 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management's assertion about the effectiveness of Golden Enterprises, Inc. and subsidiary's internal control over financial reporting as of May 28, 2010 included in the Company's Item 9A "Controls and Procedures" in the Annual Report on Form 10-K and, accordingly, we do not express an opinion thereon.

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

Birmingham, Alabama
August 5, 2010

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of May 28, 2010 and May 29, 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 1,443,801	$ 1,178,060
Receivables:		
Trade accounts	9,363,389	9,042,937
Other	247,943	381,627
	9,611,332	9,424,564
Less: Allowance for doubtful accounts	76,790	127,130
	9,534,542	9,297,434
Inventories:		
Raw materials	1,580,379	1,693,655
Finished goods	3,320,286	3,318,497
	4,900,665	5,012,152
Prepaid expenses	1,573,253	1,608,790
Deferred income taxes	580,154	676,480
Total current assets	18,032,415	17,772,916
PROPERTY, PLANT AND EQUIPMENT		
Land	2,793,593	2,803,594
Buildings	16,906,669	16,774,579
Machinery and equipment	52,356,462	44,265,326
Transportation equipment	8,075,670	11,620,027
	80,132,394	75,463,526
Less: Accumulated depreciation	57,852,770	59,407,291
	22,279,624	16,056,235
OTHER ASSETS		
Cash surrender value of life insurance	1,299,084	1,620,822
Other	1,132,237	955,003
Total other assets	2,431,321	2,575,825
TOTAL	$ 42,743,360	$ 36,404,976

See Accompanying Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Checks outstanding in excess of bank balances	$ 1,083,512	$ 1,691,230
Accounts payable	6,137,412	3,437,482
Accrued income taxes	238,031	286,383
Current portion of long-term debt	350,304	-
Line of credit outstanding	1,781,996	1,454,155
Other accrued expenses	4,465,977	5,157,323
Salary continuation plan	154,812	142,948
Total current liabilities	14,212,044	12,169,521
LONG-TERM LIABILITIES		
Note payable-bank, non-current	3,479,879	2,743,440
Salary continuation plan	1,317,251	1,414,303
Deferred income taxes	1,586,833	669,815
Total long-term liabilities	6,383,963	4,827,558
STOCKHOLDERS' EQUITY		
Common stock - $.66 2/3 par value:		
Authorized 35,000,000 shares;		
issued 13,828,793 shares	9,219,195	9,219,195
Additional paid-in capital	6,497,954	6,497,954
Retained earnings	17,319,003	14,579,547
Treasury shares -at cost(2,082,161 shares in 2010 and 2009)	(10,888,799)	(10,888,799)
Total stockholders' equity	22,147,353	19,407,897
TOTAL	$ 42,743,360	$ 36,404,976

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

	2010	2009
Net sales	$ 128,441,457	$ 122,168,626
Cost of sales	65,953,781	64,477,806
Gross margin	62,487,676	57,690,820
Selling, general and administrative expenses	56,499,554	55,380,292
Operating income	5,988,122	2,310,528
Other income (expenses):		
Gain on sale of assets	829,618	910,875
Interest expense	(359,605)	(198,252)
Other income	365,319	325,022
Total other income (expenses)	835,332	1,037,645
Income before income tax	6,823,454	3,348,173
Provision for income taxes	2,614,416	1,358,073
Net income	$ 4,209,038	$ 1,990,100
PER SHARE OF COMMON STOCK		
Basic earnings	$ 0.36	$ 0.17
Diluted earnings	$ 0.36	$ 0.17

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Shares	Total Stockholders' Equity
Balance - May 30, 2008	$ 9,219,195	$ 6,497,954	$ 14,060,942	$ (10,813,517)	$ 18,964,574
Net income - 2009	-	-	1,990,100	-	1,990,100
Cash dividends paid	-	-	(1,471,495)	-	(1,471,495)
Treasury shares purchased	-	-	-	(75,282)	(75,282)
Balance - May 29, 2009	9,219,195	6,497,954	14,579,547	(10,888,799)	19,407,897
Net income - 2010	-	-	4,209,038	-	4,209,038
Cash dividends paid	-	-	(1,469,582)	-	(1,469,582)
Balance - May 28, 2010	$ 9,219,195	$ 6,497,954	$ 17,319,003	$ (10,888,799)	$ 22,147,353

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 128,204,349	$ 120,811,739
Interest income	7,425	18,677
Rental income	50,304	40,485
Other operating cash payments/receipts	307,590	265,860
Cash paid to suppliers and employees for cost of goods sold	(61,344,227)	(63,652,300)
Cash paid for suppliers and employees for selling, general and administrative	(56,408,505)	(54,566,512)
Income taxes	(1,649,424)	(1,209,631)
Interest expense	(359,605)	(198,252)
Net cash provided by operating activities	8,807,907	1,510,066
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(9,449,381)	(5,607,304)
Proceeds from sale of property, plant and equipment	1,569,931	2,792,231
Net cash used in investing activities	(7,879,450)	(2,815,073)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt proceeds	20,467,497	22,490,254
Debt repayments	(19,052,913)	(19,777,026)
(Decrease) increase in checks outstanding in excess of bank balances	(607,718)	873,860
Purchases of treasury shares	-	(75,282)
Cash dividends paid	(1,469,582)	(1,471,495)
Net cash (used in) provided by financing activities	(662,716)	2,040,311
NET INCREASE IN CASH AND CASH EQUIVALENTS	265,741	735,304
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,178,060	442,756
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,443,801	$ 1,178,060

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2010	2009
Net income	$ 4,209,038	$ 1,990,100
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	2,485,679	2,299,049
Deferred income taxes	1,013,344	22,678
Gain on sale of property and equipment	(829,618)	(910,875)
Change in receivables-net	(237,108)	(1,356,887)
Change in inventories	111,487	(674,054)
Change in prepaid expenses	35,537	34,169
Change in cash surrender value of insurance	321,738	185,160
Change in other assets - other	(177,234)	(168,057)
Change in accounts payable	2,699,930	(130,457)
Change in accrued expenses	(691,346)	167,639
Change in salary continuation plan	(85,188)	(74,163)
Change in accrued income taxes	(48,352)	125,764
Net cash provided by operating activities	$ 8,807,907	$ 1,510,066

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Golden Enterprises, Inc. and subsidiary ("Company") conform to accounting principles generally accepted in the United States of America and to general practices within the snack foods industry. The following is a description of the more significant accounting policies:

Nature of the Business
The Company manufactures and distributes a full line of snack items that are sold through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States.

Consolidation
The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiary, Golden Flake Snack Foods, Inc., (the "Company"). All significant inter-company transactions and balances have been eliminated.

Revenue Recognition
The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Accounts Receivable
The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the consolidated statements of income. The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivables. The Company records a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer.

Fiscal Year
The Company ends its fiscal year on the Friday closest to the last day in May. The years ended May 28, 2010 and May 29, 2009 included 52 weeks.

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, receivables, accounts payable and short-term debt approximate fair value.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories
Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting there from is reflected in the statements of operations.

Self-Insurance

The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company uses a third-party actuary to estimate the casualty insurance obligations on an annual basis. In determining the ultimate loss and reserve requirements, the third-party uses various actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors. The actuarial calculation includes a factor to account for changes in inflation, health care costs, compensation and litigation cost trends as well as estimated future incurred claims.

Advertising

The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses in the Consolidated Statement of Income. Advertising expense amounted to $6,587,476 and $5,431,754 for the fiscal years 2010 and 2009, respectively.

Income Taxes

Deferred income taxes are provided using the liability method to measure tax consequences resulting from differences between financial accounting standards and applicable income tax laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Segment Information

The Company does not identify separate operating segments for management reporting purposes. The results of operations are the basis on which management evaluates operations and makes business decisions. The Company's sales are generated primarily within the Southeastern United States.

Stock Options

The Company has granted stock options to management in previous years, though none were granted during fiscal years ended May 28, 2010 or May 29, 2009. See Note 8 for further discussion of our stock option awards.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Shipping and Handling Costs

Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company are classified as Selling, General and Administrative (SG&A) expenses. Shipping and handling costs classified as SG&A amounted to $3,588,124 and $3,666,101 for the fiscal years 2010 and 2009, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on our financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. The FASB issued SFAS No. 159 to mitigate earnings volatility that arises when financial assets and liabilities are measured differently, and to expand the use of fair value measurement for financial instruments. SFAS No. 159 is effective for our fiscal year beginning May 31, 2008. The adoption of SFAS No. 159 did not have a material impact on our financial condition, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events." SFAS No. 165 establishes general standards of accounting for and disclosure of events occurring subsequent to the date of the balance sheet, but before financial statements are issued. The Company will consider the application of SFAS 165 to its interim and annual periods that end after June 15, 2009 (fiscal year 2010).

NOTE 2 – PREPAID EXPENSES

At May 28, 2010 and May 29, 2009, prepaid expenses consist of the following:

	2010	2009
Prepaid marketplace spending	$ 179,579	$ 221,325
Other prepaid expenses	1,393,674	1,387,465
	$ 1,573,253	$ 1,608,790

NOTE 3 – OTHER ACCRUED EXPENSES

At May 28, 2010 and May 29, 2009, other accrued expenses consist of the following:

	2010	2009
Accrued payroll	$ 423,161	$ 408,107
Self insurance liability	1,615,492	1,805,300
Accrued vacation	1,167,884	1,367,282
Other accrued expenses	1,259,440	1,576,634
	$ 4,465,977	$ 5,157,323

NOTE 4 - LINE OF CREDIT

The Company has a line-of-credit agreement with a local bank that permits borrowing up to $3 million. During the quarter ended November 27, 2009 this line of credit was renewed and the limit was increased from $2 million to $3 million. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application. The Company's line-of-credit debt at May 28, 2010 was $1,781,996 with an interest rate of 4.00%, leaving the Company with $1,218,004 of credit availability. The Company's line-of-credit debt as of May 29, 2009 was $1,454,155 with an interest rate of 4.00%, leaving the Company with $545,845 of credit availability.

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

NOTE 5 – LONG-TERM LIABILITIES

Long-term debt at May 28, 2010 and May 29, 2009 consists of the following:

In March 2009, the Company established a construction line of credit with interest-only payments due through the end of the construction period at a fixed rate of 4.25%. In September 2009, the loan converted to a 10-year, 4.25% fixed rate equipment note, payable in equal monthly installments based on the final amount drawn during the construction period which was $4.0 million

	2010	2009
Total equipment note payable	$ 3,755,619	$ 2,743,440
Less: current portion	(337,864)	-
Total non current portion of equipment note	$ 3,417,755	$ 2,743,440

In January 2010, the Company transferred an existing operating lease from one provider to another. Included in the new lease agreement were 5 transport vehicles that were added as a capital lease. The capital portion of the lease is for a term of 4 years at an annual interest rate of 3.69%

	2010	2009
Total capital lease	$74,564	-
Less: current portion	(12,440)	-
Total non current portion of capital lease	$62,124	$ -

	2010	2009
Total note payable and capital lease	$3,830,183	$2,743,440
Less: current portion	(350,304)	-
Total non current portion of note payable and capital lease	$3,479,879	$2,743,440

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

NOTE 5 – LONG-TERM LIABILITIES- CONTINUED

Other long-term obligations at May 28, 2010 and May 29, 2009 consist of the following:

	2010	2009
Salary continuation plan	$1,472,063	$1,557,251
Less: current portion	(154,812)	(142,948)
	$1,317,251	$1,414,303

The Company is accruing the present values of the estimated future retirement payments over the period from the date of the agreements to the retirement dates, for certain key executives. The Company recognized compensation expense of $57,761 and $57,830 for fiscal 2010 and 2009, respectively.

NOTE 6 – INCOME TAXES

At May 28, 2010 and May 29, 2009 the provision for income taxes consists of the following:

	2010	2009
Current:		
Federal	$ 1,419,112	$ 1,169,764
State	181,960	165,630
	1,601,072	1,335,394
Deferred:		
Federal	866,675	20,180
State	146,669	2,499
	1,013,344	22,679
Total	$ 2,614,416	$ 1,358,073

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

NOTE 6 – INCOME TAXES- CONTINUED

The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and actual tax follows:

	2010	2009
Tax on income at statutory rates	$ 2,319,974	$ 1,138,379
(Decrease) increase resulting from:		
State income taxes, less Federal income tax effect	120,094	109,316
Tax exempt interest	(1,187)	(1,204)
Change in valuation allowance	-	(81,640)
Other - net	175,535	193,222
Total	$ 2,614,416	$ 1,358,073

The tax effects of temporary differences that result in deferred tax assets and liabilities are as follows:

	2010	2009
Deferred tax assets		
Salary continuation plan	$ 559,384	$ 571,044
Accrued vacation	443,796	501,383
Contribution carry forward	-	137,217
Inventory capitalization	47,115	19,969
Allowance for doubtful accounts	29,180	46,618
Other accrued expenses	164,329	189,670
Gross deferred tax assets before valuation allowance	1,243,804	1,465,901
Less valuation allowance	-	-
Total deferred tax assets	1,243,804	1,465,901
Deferred tax liabilities		
Property and equipment	2,182,243	1,378,076
Prepaid expenses	68,240	81,160
Total deferred tax liabilities	2,250,483	1,459,236
Net deferred tax liability	$ (1,006,679)	$ 6,665

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Company has trusteed "Qualified Profit-Sharing Plans" that were amended and restated effective June 1, 1996 to add a 401 (k) salary reduction provision. Under this provision, employees can contribute up to fifty percent of their compensation to the plan on a pretax basis subject to regulatory limits; and the Company, at its discretion, can match up to 4% of the participants' compensation. The annual contributions to the plans are determined by the Board of Directors. Total plan contributions for the years ended May 28, 2010 and May 29, 2009 were $133,851 and $127,189, respectively.

The Company has an Employee Stock Ownership Plan that covers all full-time employees. The annual contributions to the plan are amounts determined by the Board of Directors of the Company. Annual contributions are made in cash or common stock of the Company. Contributions to the Employee Stock Ownership Plan for the years ended May 28, 2010 and May 29, 2009 were $0 and $0, respectively. Each participant's account is credited with an allocation of shares acquired with the Company's annual contributions, dividends received on Employee Stock Ownership Plan shares and forfeitures of terminated participants' non-vested accounts.

The Company has a salary continuation plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of all retirement benefits until the key officers reach normal retirement age at which time the principal portion of the retirement benefits paid are applied to the liability previously accrued. The change in the liability for the Salary Continuation Plan is as follows:

	2010	2009
Accrued salary continuation plan - beginning of year	$ 1,557,251	$ 1,631,414
Benefits accrued	57,761	57,830
Benefits paid	(142,949)	(131,993)
Accrued salary continuation plan - end of year	$ 1,472,063	$ 1,557,251

NOTE 8 – LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plan currently in effect under which future stock option grants were previously issued. This Plan (the 1996 Plan) is administered by the Stock Option Committee of the Board of Directors, which had sole discretion, subject to the terms of the Plan, to determine those employees, including executive officers, eligible to receive awards and the amount and type of such awards. The Stock Option Committee also has the authority to interpret the Plan and make all other determinations required in the administration thereof. All options outstanding at the end of 2010 are exercisable.

The 1996 Plan provided for the granting of Incentive Stock Options as defined under the Internal Revenue Code. Under the Plan, grants of incentive stock options were made to selected officers and employees, with a term not exceeding ten years from the issue date and at a price not less than the fair market value of the Company's stock at the date of grant. No awards may now be granted under the plan.

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED
For the Fiscal Years Ended May 28, 2010 and May 29, 2009

NOTE 8 – LONG-TERM INCENTIVE PLANS – CONTINUED

Five hundred thousand shares of the Company's stock have been reserved for issuance under this Plan. The following is a summary of transactions:

	2010		2009	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	329,000	$ 3.81	369,000	$ 3.78
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	40,000	3.50
Cancelled	-	-	-	-
Outstanding - end of year	329,000	$ 3.81	329,000	$ 3.81

No securities remain under this plan for future issuance.

The Company adopted SFAS 123R as of June 3, 2006. SFAS 123R establishes standards for accounting of transactions in which an entity exchanges its equity instruments for goods or services, such as when an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the required service period are to be recognized as compensation cost over the period. In addition, SFAS 123R amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. When the Company adopted SFAS 123R, they elected the modified prospective application method and prior period amounts have not been restated. As of June 3, 2006, all outstanding options were fully vested. Additionally, no options were granted during the fiscal years ended May 28, 2010 or May 29, 2009.

Prior to the effective date of SFAS 123R, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretation for stock options granted to employees and directors. The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." The proforma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The Company continues to account for any portion of previously granted awards using the accounting principle originally applied to those awards, APB Opinion No. 25, Accounting for Stock Issued to Employees.

NOTE 9 – NET INCOME PER SHARE

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects per share amounts that would have resulted if dilutive potential common stock equivalents had been converted to common stock, as prescribed by Statement of Financial Accounting Standards No. 128, "Earnings per Share". At May 28, 2010, options on the 329,000 shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. At May 29, 2009 options on the 329,000 shares were also antidilutive. Thus, they were also not included in the computation of diluted earnings per share. The following reconciles the information used to compute basic and diluted earnings per share:

	Average Common Stock Shares	
	2010	2009
Basic weighted average shares outstanding	11,746,632	11,758,651
Effect of options	-	-
	11,746,632	11,758,651

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instruments, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

The carrying value of the Company's salary continuation plan and accrued liability approximates fair value because present value is used in accruing this liability.

The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rental expense was $1,077,074 in 2010 and $1,217,045 in 2009.

The Company has entered into various operating lease agreements to replace aging route vans and transport trucks. The current annual obligation under this agreement is $839,686. Future minimum lease commitments for operating leases at May 28, 2010 were as follows:

2011	$	839,686
2012		839,686
2013		839,686
2014		489,817
2015		-

Prior to April 22, 2010 the Company leased its airplane to a director, who is also Chairman of the Board of Directors of SYB, Inc., a major shareholder of the Company, for approximately $20,000 per month. The lease provided for her personal use of the airplane for up to 100 flight hours per year and was for a term of one year with automatic renewal unless terminated by either party. This lease was terminated on the date of the sale of the airplane on April 22, 2010.

The Company has a letter of credit in the amount of $2,057,014 outstanding at May 28, 2010 compared to $2,264,857 outstanding at May 29, 2009. The letter of credit supports the Company's commercial self-insurance program. The Company pays a commitment fee of 0.50% to maintain the letters of credit.

The Company has entered into various other short term purchase commitments with suppliers for raw materials in the normal course of business.

The Company is subject to routine litigation and claims incidental to its business. In the opinion of management, such routine litigation and claims should not have a material adverse effect upon the Company's consolidated financial statements taken as a whole.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company maintains deposit relationships with high credit quality financial institutions. The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery store chains located in the Southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company did not have any major customer write-offs this year that were not covered by the credit insurance. However, due to the bankruptcy of two distributors, the Company did recognize an adjustment to the allowance of $7,790 at year-end. In the future, the credit insurance coverage will be expanded to include many distributors that were not previously covered. This should further mitigate the Company's credit risk.

NOTE 13 – SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

The following tabulation gives certain supplementary statement of income information for the years ended May 28, 2010 and May 29, 2009:

	2010	2009
Maintenance and repairs	$ 6,431,681	$ 6,207,074
Depreciation	2,483,857	2,299,049
Payroll taxes	2,352,597	2,210,951

Amounts for other taxes, rents and research and development costs are not presented because each of such amounts is less than 1% of total revenues.

ITEM 9. – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A(T). – CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our company's management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of May 28, 2010. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of May 28, 2010, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of May 28, 2010. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of May 28, 2010, the company's internal control over financial reporting is effective based on those criteria set forth.

The annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting occurred during the fiscal quarter ended May 28, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. – OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. – DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

With the exception of information as follows and as set forth under the caption Executive Officers of the Registrant and Its Subsidiary which appears in Part I of this Form 10-K on Page 5, the information required by this item is incorporated by reference to the sections of the Company's Proxy Statement entitled "Election of Directors," "Additional Information Concerning the Board of Directors," "Executive Compensation and Other Information," "Section 16(a) Beneficial Ownership Reporting Compliance", "Code of Conduct and Ethics" and "Corporate Governance" for the 2010 Annual Meeting of Stockholders to be held September 22, 2010.

Section 16A Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires the Company's officers and directors and persons who own more than 10% of the Company's outstanding Common Stock to file reports of ownership with the Securities and Exchange Commission ("SEC"). One director failed to timely file a Form 4 or 5.

ITEM 11. – EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation and Other Information" of the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders to be held September 22, 2010. See Item 5 of this Annual Report on Form 10-K for information concerning the Company's equity compensation plans.

ITEM 12. – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance," of the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders to be held September 22, 2010.

ITEM 13. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the section entitled "Certain Transactions" and "Director Independence" of the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders to be held September 22, 2010.

ITEM 14. – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Independent Accountants" of the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders to be held September 22, 2010.

Prior to September 28, 2010, the Company will file a definitive Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A which involves the election of directors.

PART IV

ITEM 15. - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. LIST OF FINANCIAL STATEMENTS

The following consolidated financial statements of Golden Enterprises, Inc., and subsidiary required to be included in Item 8 are listed below:

Consolidated Balance Sheets – May 28, 2010 and May 29, 2009

Consolidated Statements of Income- Years ended May 28, 2010 and May 29, 2009

Consolidated Statements of Changes in Stockholders' Equity- Years ended May 28, 2010 and May 29, 2009

Consolidated Statements of Cash Flows- Years ended May 28, 2010 and May 29, 2009

Notes to Consolidated Financial Statements

(a) 2. LIST OF FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements schedule is included in Item 15 (c):

Schedule II- Valuation and Qualifying Accounts

All other schedules are omitted because the information required therein is not applicable, or the information is given in the financial statements and notes thereto.

(a) 3. Exhibits

(3) Articles of Incorporation and By-laws of Golden Enterprises, Inc.

3.1 Certificate of Incorporation of Golden Enterprises, Inc. (originally known as "Golden Flake, Inc.") dated December 11, 1967 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.2 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated December 22, 1976 (incorporated by reference to Exhibit 3.2 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.3 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 2, 1978 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1979 Form 10-K filed with the Commission).

3.4 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 4, 1979 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1980 Form 10-K filed with the Commission).

3.5 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 24, 1982 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1983 Form 10-K filed with the Commission).

3.6 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 22, 1983 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1983 filed with the Commission).

3.7 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 3, 1985 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1985 filed with the Commission).

3.8 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 23, 1987 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

3.9 By-Laws of Golden Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

(10) Material Contracts

10.1 A Form of Indemnity Agreement executed by and between Golden Enterprises, Inc. and Each of Its Directors (incorporated by reference as Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1987 filed with the Commission).

10.2 Amended and Restated Salary Continuation Plans for John S. Stein (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1990 Form 10-K filed with the Commission).

10.3 Indemnity Agreement executed by and between the Company and J. Wallace Nall, Jr. (incorporated by reference as Exhibit 19.4 to Golden Enterprises, Inc. May 31, 1991 Form 10-K filed with the Commission).

10.4 Salary Continuation Plans - Retirement, Disability and Death Benefits for F. Wayne Pate (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.5 Indemnity Agreement executed by and between the Registrant and F. Wayne Pate (incorporated by reference as Exhibit 19.3 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.6 Golden Enterprises, Inc. 1996 Long-Term Incentive Plan (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 1997 Form 10-K filed with the Commission).

10.9 Amendment to Salary Continuation Plans, Retirement and Disability for F. Wayne Pate dated April 9, 2002 (incorporated by reference to Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.10	Amendment to Salary Continuation Plans, Retirement and Disability for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.3 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.11	Amendment to Salary Continuation Plan, Death Benefits for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.4 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.12	Retirement and Consulting Agreement for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.5 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.13	Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.6 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.14	Trust Under Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.7 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.15	Lease of aircraft executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Joann F. Bashinsky dated February 1, 2006 which was terminated by the sale of the aircraft on April 22, 2010 (incorporated by reference to Exhibit 10.15 to Golden Enterprises, Inc. June 2, 2006 Form 10-K filed with the Commission).
10.20	Amendment to Salary Continuation Plan for Mark W. McCutcheon dated December 30, 2008 (incorporated by reference to Exhibit 10.20 Golden Enterprises, Inc. February 27, 2009 Form 10-Q filed with the Commission).
10.21	Purchase and Sale Agreement executed by and between Golden Flake Snack Foods, Inc., as Seller, And Rodney D. Evans and Everett James Crowell, as Purchasers, with an effective date of December 14, 2009, for the sale of land and improvements located in Duval County, at 4771 Phyllis St., Jacksonville, Florida (incorporated by reference to Exhibit 10.21 Golden Enterprises, Inc. November 27, 2009 Form 10-Q filed with the Commission).
10.22	Purchase and Sale Agreement executed by and between Golden Flake Snack Foods, Inc., as Seller, and Airmasters, Inc., as Purchaser, with an effective date of April 22, 2010, for the sale of a Cessna 551 aircraft, s/n 551-0556.
10.23	Termination of aircraft lease executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Joann F. Bashinsky dated April 22, 2010.

14.1 Golden Enterprises, Inc.'s Code of Conduct and Ethics adopted by the Board of Directors on April 8, 2004 (incorporated by reference to Exhibit 14.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

(18) Letter Re: Change in Accounting Principles

18.1 Letter from the Registrant's Independent Accountant dated August 12, 2005 indicating a change in the method of applying accounting practices followed by the Registrant for the fiscal year ended June 3, 2005 (incorporated by reference to Exhibit 18.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission)

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission)

(31) Certifications

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Additional Exhibits

99.1 A copy of excerpts of the Last Will and Testament and Codicils thereto of Sloan Y. Bashinsky, Sr. and of the SYB Common Stock Trust created by Sloan Y. Bashinsky, Sr. providing for the creation of a Voting Committee to vote the shares of common stock of Golden Enterprises, Inc. held by SYB, Inc. and the Estate/Testamentary Trust of Sloan Y. Bashinsky, Sr. (incorporated by reference to Exhibit 99.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN ENTERPRISES, INC.

By /s/Patty Townsend **Patty Townsend** **Vice President, Secretary and Principal Financial Officer**	August 20, 2010 **Date**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/Mark W. McCutcheon **Mark W. McCutcheon**	Chairman of the Board, Chief Executive Officer, and President	August 20, 2010
/s/Patty Townsend **Patty Townsend**	Vice President, Secretary and Principal Financial Officer	August 20, 2010
/s/F. Wayne Pate **F. Wayne Pate**	Director	August 20, 2010
/s/Edward R. Pascoe **Edward R. Pascoe**	Director	August 20, 2010
/s/John P. McKleroy, Jr. **John P. McKleroy, Jr.**	Director	August 20, 2010
/s/John S.P. Samford **John S.P. Samford**	Director	August 20, 2010
/s/J. Wallace Nall, Jr. **J. Wallace Nall, Jr.**	Director	August 20, 2010
/s/Joann F. Bashinsky **Joann F. Bashinsky**	Director	August 20, 2010
/s/Paul R. Bates **Paul R. Bates**	Executive Vice-President and Director	August 20, 2010
/s/David A. Jones **David A. Jones**	Executive Vice-President and Director	August 20, 2010
/s/William B. Morton, Jr. **William B. Morton, Jr.**	Director	August 20, 2010
/s/John S. Stein III **John S. Stein III**	Director	August 20, 2010

SCHEDULE II

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years Ended May 28, 2010 and May 29, 2009

Allowance for Doubtful Accounts	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year ended May 29, 2009	$ 70,000	$64,529	$ 7,399	$127,130
Year ended May 28, 2010	$127,130	$ 6,790	$57,130	$ 76,790

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GOLDEN ENTERPRISES, INC.

1 GOLDEN FLAKE DRIVE
BIRMINGHAM, AL 35205

GOLDENFLAKE.COM